Exhibit 2.1
EXECUTION COPY
INTEREST PURCHASE AGREEMENT
BY AND BETWEEN
PLATINUM EQUITY, LLC
AND
BLACK BOX CORPORATION
relating to the purchase of 100% of the
issued and outstanding membership interests of
NEXTIRAONE, LLC,
NEXTIRAONE FEDERAL, LLC AND
NEXTIRAONE NEW YORK, LLC
AND
the purchase of 100% of the
issued and outstanding general partnership interests of
NEXTIRAONE CALIFORNIA L.P.
April 10, 2006

i

5.	REPRESENTATIONS AND WARRANTIES OF BLACK BOX		29
	5.1	Authority	29
	5.2	Broker or Finder	29
	5.3	Litigation	29
	5.4	Financing	29
	5.5	Disclosure	29

6.	CERTAIN COVENANTS OF THE PARTIES		30
	6.1	Access and Investigation	30
	6.2	Operation of the Business	30
	6.3	No Solicitation	32
	6.4	Additional Agreements	33
	6.5	Press Releases	33
	6.6	Bonds	33
	6.7	Employee Benefits	34
	6.8	Certain Workers Compensation Matters	36
	6.9	Certain Filings	36
	6.10	Release of Liens and Certain Other Pre-Closing Matters	36

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF BLACK BOX		37
	7.1	Representations and Warranties	37
	7.2	Performance of Covenants	37
	7.3	Completion of Reorganization	37
	7.4	Requisite Consents	37
	7.5	Assignment of Certain Domain Names	37
	7.6	Plea Agreement	37
	7.7	Documents, Certificates and Other Items	38
	7.8	No Restraint or Litigation	39
	7.9	Suspension or Debarment	39
	7.10	E-Rate	39
	7.11	Trademark Agreement	39

8.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PLATINUM		39
	8.1	Representations and Warranties	39
	8.2	Performance of Covenants	40
	8.3	Delivery of Purchase Price	40
	8.4	Documents, Certificates and Other Items	40
	8.5	No Restraint or Litigation	40

9.	INDEMNIFICATION		40
	9.1	Indemnification	40
	9.2	Notice of Claims	44
	9.3	Survival of Indemnity Obligations	46
	9.4	Escrow Agreements	47
	9.5	Settlement Regarding Certain Computations	47

ii

10.	TERMINATION		48
	10.1	Termination	48
	10.2	Effect of Termination	49

11.	GENERAL PROVISIONS		50
	11.1	Survival of Obligations	50
	11.2	Transfer Charges and Taxes	50
	11.3	Arbitration	50
	11.4	Governing Law	51
	11.5	Notices	51
	11.6	Tax Matters	52
	11.7	Assignment	53
	11.8	Entire Agreement; Amendments	53
	11.9	Interpretation	53
	11.10	Specific Performance	54
	11.11	Waivers	54
	11.12	Expenses	54
	11.13	Partial Invalidity	55
	11.14	Further Assurances	55
	11.15	Counterparts	55
	11.16	Third-Party Beneficiaries	55

iii

INTEREST PURCHASE AGREEMENT
          THIS INTEREST PURCHASE AGREEMENT (this “Agreement”) is made this 10th day of April, 2006, by and between PLATINUM EQUITY, LLC, a Delaware limited liability company (“Platinum”), and BLACK BOX CORPORATION, a Delaware corporation (“Black Box”).
BACKGROUND
          WHEREAS, Platinum owns, indirectly, 100% of the outstanding membership interests of NextiraOne, LLC, a Delaware limited liability company (“NXO”), NextiraOne New York, LLC, a Delaware limited liability company (“NXO NY”), and NextiraOne Federal, LLC, a Delaware limited liability company (“NXO Federal”), and 100% of the partnership interests of NextiraOne California L.P., a California limited partnership (“NXO CA,” and, together with NXO, NXO NY and NXO Federal, the “Companies” and any of them, a “Company”);
          WHEREAS, NXO, NXO NY, NXO CA and the Subsidiaries (as defined below) are engaged in the business of providing integrated enterprise network, IP telephony, voice and data solutions and services to customers in the commercial marketplace primarily in the United States and Canada (the “Commercial Business” (it being understood that the Commercial Business shall not be deemed to include the business or operations of the Unacquired Businesses, as defined below)), and NXO Federal is engaged in the business of providing integrated enterprise network, IP telephony, voice and data solutions and services to the United States government, United States government agencies and United States government contractors (the “Federal Business” and, together with the Commercial Business, the “Voice/Network Services Business”); and
          WHEREAS, Black Box desires to purchase, or to have an Affiliate (as defined below) of Black Box purchase, the Companies, and Platinum desires to sell the Companies, on the terms and conditions set forth in this Agreement;
          NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the parties agree as follows:
1. DEFINITIONS
     The following terms shall have the respective meanings set forth below throughout this Agreement:
     “AAA” has the meaning set forth in Section 11.3(a).
     “Acceptance Notice” has the meaning set forth in Section 3.4(c).
     “Active Litigation” has the meaning set forth in Section 4.8(b).

     “Actual Equity Book Value as of the Closing Date” has the meaning set forth in Section 3.4(e).
     “Adjusted Closing Net Deferred Revenue” has the meaning given to such term in the Preferred Vendor Agreement.
     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with such Person and, if such Person is an individual, includes such individual’s spouse, parents and children and any Person that, directly or indirectly, is controlled by such individual’s spouse, parents or children.
     “Agreement” has the meaning set forth in the preamble hereto.
     “Agreement Regarding Escrows” has the meaning set forth in Section 7.7(f).
     “Assets” has the meaning set forth in Section 4.5.
     “Black Box” has the meaning set forth in the Preamble to this Agreement.
     “Black Box 401(k) Plan” has the meaning set forth in Section 6.7(a).
     “Black Box Agreements” has the meaning set forth in Section 5.1.
     “Black Box Indemnified Parties” has the meaning set forth in Section 9.1(a).
     “Black Box Other Benefit Obligation” has the meaning set forth in Section 6.7(a).
     “Black Box Sponsored Plan” has the meaning set forth in Section 6.7(a).
     “CIT/CSC Agreements” means the following contracts: (i) the Master Telecommunications Services Agreement between NXO and Computer Sciences Corporation dated November 1, 2001, as amended, (ii) the Sale and Assignment Agreement between NXO and The CIT Group/Equipment Financing, Inc. dated December, 2001, (iii) the Bill of Sale dated December 27, 2001 between Computer Sciences Corporation and NXO, (iv) the Letter Agreement dated December 26, 2001 between The CIT Group/Equipment Financing, Inc. and NXO, (v) the Sale and Remarketing Agreement between The CIT Group/Equipment Financing and NXO, Inc. dated December 2001 and (vi) the Master Order Agreement between Computer Sciences Corporation and NXO dated July 2, 2004, as amended.
     “Civil Settlement Agreement” has the meaning set forth in Section 7.6.
     “Claiming Party” has the meaning set forth in Section 9.2(c).
     “Closing” has the meaning set forth in Section 3.1.
     “Closing Date” has the meaning set forth in Section 3.1.

     “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
     “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.
     “Collective Bargaining Agreements” means those collective bargaining agreements set forth on Schedule 4.19.
     “Commercial Business” has the meaning set forth under “Background” above.
     “Company Employee” means any current or former employee of any Company or any Subsidiary, after giving effect to the Reorganization.
     “Company Intellectual Property” means all of the following, to the extent owned by any Company or Subsidiary or used by any Company or any Subsidiary in the Voice/Network Services Business as currently conducted: (i) all trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans, all registrations or applications for registration in any jurisdiction of any of the foregoing and all goodwill associated therewith; (ii) all inventions, technology, computer programs and software, and all applications and patents pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) all trade secrets; (iv) all writings, designs, software programs, or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) all databases and all database rights; (vi) all internet websites, domain names and applications and registrations pertaining thereto; and (vii) all other intellectual property rights.
     “Company Level Other Benefit Obligation” means an Other Benefit Obligation which is provided or made available by any Company or any Subsidiary to any Company Employee.
     “Company Level Benefit Plan” means any Plan which covers any Company Employee for which any Company or Subsidiary is or was a Plan Sponsor.
     “Company” and “Companies” have the meanings set forth in the Recitals hereto.
     “Current Employee” means any person employed by any Company or any Subsidiary immediately prior to the Closing.
     “Dispute Notice” has the meaning set forth in Section 3.4(b).
     “Employee Benefit Plans and Obligations” means, collectively, each Company Level Benefit Plan, each Platinum Level Benefit Plan, each Company Level Other Benefit Obligation and each Platinum Level Other Benefit Obligation.
     “Equity Book Value as of the Closing Date” shall have the meaning set forth in Exhibit I.
     “E-Rate Program” has the meaning set forth in Section 4.16(c).

     “ERISA Affiliate” means, with respect to any Company or Subsidiary, any other person that, together with such Company or Subsidiary, would be treated as a single employer under Section 414 of the Code.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Escrow Agent” shall mean J.P. Morgan Trust Company, National Association.
     “Federal Business” has the meaning set forth under “Background” above.
     “Financial Statements” shall have the meaning set forth in Section 4.10(a).
     “Former Employee” means any person formerly employed by any Company or any Subsidiary who, at (or immediately prior to) Closing, is no longer employed by any Company or any Subsidiary.
     “GAAP” means United States generally accepted accounting principles.
     “General Escrow Account” shall have the meaning set forth in Section 9.4(a).
     “General Escrow Agreement” shall have the meaning set forth in Section 3.3(b).
     “General Escrow Funds” shall have the meaning set forth in Section 3.3(b).
     “Government Contract” means any government prime contract or subcontract (including any arrangement whereby any Company or Subsidiary sells as agent under a Government Contract held by a third party) and includes any contract pursuant to which funding is provided by any government or any agency thereof, including funding under the E-Rate Program.
     “Governmental Authority” means any court, administrative or regulatory agency or commission, or other federal, state or local governmental department, commission, board, bureau, agency or instrumentality having jurisdiction over any party hereto.
     “Hazardous Materials” has the meaning set forth in Section 4.22.
     “Indemnifying Party” shall have the meaning set forth in Section 9.2(c).
     “Independent Auditor” has the meaning set forth in Section 3.4(d).
     “Interests” has the meaning set forth in Section 2.1.
     “Internal Revenue Service” means the Internal Revenue Service, or any successor thereto.
     “Lien” means any lien, claim, charge, encumbrance, pledge, security interest, mortgage, or defect in title.
     “Losses” means any damage, loss, expense (including any reasonable attorney and accountant fees, legal costs or expenses other than those incurred in connection with arbitration pursuant to Section 11.3), action, suit, proceedings, demand, assessment or judgment but does not include any punitive damages, consequential damages, special damages, incidental damages or lost profits except (i) to the extent the Claiming Party has been required to pay any such damages to a third party and (ii) for fraud or intentional misrepresentation.
     “Material Adverse Effect” means a material adverse effect on (i) the business, assets, financial condition, properties, operations (financial or otherwise) or prospects of the Companies and the Subsidiaries, taken as a whole, (ii) the ability of Platinum to perform or observe its obligations under this Agreement or (iii) the legality, binding effect, validity or enforceability of this Agreement.
     “Material Contracts” means (i) the contracts required to be listed in Schedule 4.16(a) along with contracts not required to be listed in Schedule 4.16(a) due to the revenues or amount paid associated with such agreement being less than the amount necessary to list such agreement in Schedule 4.16(a), (ii) the CIT/CSC Agreements, and (iii) the Sony/CIT Agreements.
     “Multi-Employer Plan” has the meaning given in ERISA § 3(37)(A).
     “NextiraOne Pension Plan” has the meaning set forth in Section 6.7(h).
     “Nondisclosure Agreement” means that certain Nondisclosure Agreement dated as of July 21, 2005 by and between Platinum and Black Box.
     “NXO” has the meaning set forth under “Background” above.
     “NXO CA” has the meaning set forth under “Background” above.
     “NXO Federal” has the meaning set forth under “Background” above.
     “NXO NY” has the meaning set forth under “Background” above.
     “ONEC Settlement Agreement” has the meaning set forth in Section 7.6.
     “Organizational Documents” means, (i) with respect to a corporation, the charter (however designated) and bylaws of such corporation, (ii) with respect to a limited partnership, the certificate of limited partnership and partnership agreement and, (iii) with respect to a limited liability company, the certificate of formation and operating agreement, in each case, as amended through the date hereof.
     “Other Benefit Obligation” means any obligation, arrangement or customary practice, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to present or former directors, employees or agents, other than obligations, arrangements and practices that are Plans. Other Benefit Obligation includes consulting agreements under which the compensation paid does not depend upon the amount of service rendered, sabbatical policies, severance payment policies and fringe benefits within the meaning of Section 132 of the Code.

     “PBGC” means the Pension Benefit Guaranty Corporation, or any successor thereto.
     “Pension Plan” has the meaning given in ERISA § 3(2)(A).
     “Permits” mean all licenses, permits, orders, approvals, registrations, authorizations, clearances, qualifications and filings from or with Governmental Authorities.
     “Permitted Liens” means (i) Liens securing the payment of Taxes which are not yet due or are being contested in good faith, (ii) deposits or pledges made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, pensions and other social security benefits, (iii) Liens securing the performance of statutory obligations, (iv) Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’ and vendors’ liens incurred in the ordinary course of business and securing obligations which are not yet due or which are being contested in good faith, (v) use, zoning or planning restrictions, easements, licenses, rights of way, declarations, reservations, provisions, covenants, conditions, waivers, irregularities, survey exceptions or other title matters or Liens (and Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property) which do not materially impair the use or value of the parcel of property to which they relate, (vi) purchase money Liens incurred in connection with the acquisition of property in the ordinary course of business, provided that each such Lien is limited to the property so acquired, (vii) Liens recorded by a lessor of property in the ordinary course of business, provided that each such Lien is limited to the leased property, and (vii) Liens recorded by a counterparty to a master sale and assignment agreement entered into in the ordinary course of business, provided that each such Lien is limited to the related contract, the property covered thereby, the customer payments and the proceeds thereof.
     “Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, governmental, judicial or regulatory body, business unit, division or other entity.
     “Plan Sponsor” has the meaning given in ERISA § 3(16)(B).
     “Plan” has the meaning given in ERISA § 3(3).
     “Platinum” has the meaning set forth in the preamble hereto.
     “Platinum Indemnified Parties” has the meaning set forth in Section 9.1(a).
     “Platinum Level Other Benefit Obligation” means an Other Benefit Obligation which is provided or made available by Platinum to any Company Employee.
     “Platinum Level Benefit Plan” means any Plan which covers any Company Employee for which Platinum is or was a Plan Sponsor.
     “Plea Agreement” has the meaning set forth in Section 7.6.
     “Pre-Closing Period” has the meaning set forth in Section 6.1(a).

     “Preferred Vendor Agreement” means that Preferred Vendor Agreement dated as of June 13, 2005 by and between NextiraOne, LLC and United Asset Coverage, Inc.
     “Purchase Price” has the meaning set forth in Section 3.3(a).
     “Purchaser” has the meaning set forth in Section 2.2.
     “Purchaser’s Statement” has the meaning set forth in Section 3.4(b).
     “Qualified Plan” means any Plan that meets or purports to meet the requirements of Internal Revenue Section 401(a) of the Code.
     “Reorganization” has the meaning set forth in Section 2.1.
     “Schedule” and “Schedules” have the meanings set forth in the preamble to Article 4.
     “Seller” has the meaning set forth in Section 2.1.
     “Seller Agreements” has the meaning set forth in Section 4.5.
     “Shared Technologies Agreements” has the meaning set forth in Section 4.16.
     “Sony/CIT Agreements” means (i) the Sale and Assignment Agreement between Williams Communications Solutions, LLC and the CIT Group/Equipment Financing, Inc. dated June ___, 1999 and (ii) the Telecommunications Services Agreement by and between the Williams Communications Solutions, LLC and Sony Electronics Inc. dated February 5, 1999 and amendments #1-8 thereto.
     “Special Escrow Agreement” shall have the meaning set forth in Section 3.3(c).
     “Special Escrow Funds” shall have the meaning set forth in Section 9.4(b).
     “Subsidiary” and “Subsidiaries” have the meanings set forth in Section 4.1(c).
     “Tangible Assets” has the meaning set forth in Section 4.9(a).
     “Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all federal, state, local, foreign and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of contractual obligations to indemnify any person or other entity.
     “Tax Returns” has the meaning set forth in Section 4.12(a).

     “Title IV Plans” means all Pension Plans that are subject to Title IV of ERISA, 29 U.S.C. § 1301 et seq., other than Multi-Employer Plans.
     “Transition Services Agreement” has the meaning set forth in Section 7.7(d).
     “UAC Agreements” has the meaning set forth in Section 4.16.
     “UAC Purchase Agreement” means the Purchase Agreement dated as of May 14, 2005 by and between NXO and United Asset Coverage, Inc., as amended by Amendment No. 1 to the Purchase Agreement dated as of December 19, 2005 by and between NXO and United Asset Coverage, Inc.
     “Unacquired Businesses” has the meaning set forth in Section 2.1.
     “Voice/Network Services Business” has the meaning set forth under “Background” above.
     “Welfare Plan” has the meaning given in ERISA § 3(1).
2. THE REORGANIZATION; SALE AND TRANSFER OF THE INTERESTS
     2.1 Reorganization of the Companies.
          Prior to the Closing, Platinum shall cause a limited liability company to be formed under the laws of the State of Delaware (“Seller”) as an indirect wholly owned subsidiary of Platinum. Immediately prior to the Closing, Platinum shall take all necessary action to cause to be transferred to Seller the following (the “Reorganization”):
          (i) the outstanding membership interests of NXO, NXO Federal and NXO NY and the general partnership interest in NXO CA (collectively, the “Interests”),
          (ii) all of the shares of capital stock of NextiraOne Mexico, S.A. de C.V. held by NXO and the outstanding membership interests in Timeplex, LLC (NextiraOne Mexico, S.A. de C.V. and Timeplex, LLC, together with the persons that will be owned directly or indirectly by Timeplex, LLC after the transfer of NXO Federal to Seller as described in clause (i) above, are referred to as the “Unacquired Businesses,” all of which are listed on Schedule 2.1(ii));
          (iii) all payables and other obligations owed by any Company or any Subsidiary to Platinum or any Affiliate of Platinum (other than a Company or a Subsidiary) except for the trade payables listed on Schedule 2.1(iii) and other similar obligations incurred in the ordinary course of business;

          (iv) all receivables or other rights to receive payment held by any Company or any Subsidiary with respect to which Platinum or an Affiliate of Platinum (other than a Company or a Subsidiary) is the payor or obligor, except for the trade receivables listed on Schedule 2.1(iv) and other similar rights established in the ordinary course of business; and
          (vi) all obligations to make change in control payments to employees or former employees of any Company or any Subsidiary.
     2.2 Sale and Transfer of the Interests.
          At the Closing, and subject to the terms hereof, Platinum shall cause Seller to sell, assign, transfer and convey the Interests to Black Box or, at the election of Black Box, one or more Affiliates of Black Box (“Purchaser”), and Purchaser shall purchase the Interests from Seller.
3. CLOSING, CLOSING DATE AND CONSIDERATION
     3.1 The Closing and Closing Date
          The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Buchanan Ingersoll PC, One Oxford Centre, 301 Grant Street, 20th Floor, Pittsburgh, Pennsylvania 15219, at 10:00 a.m. local time (or if the parties mutually agree, via the exchange of fully-executed signature pages via facsimile or overnight courier) within five (5) business days following the date on which each of the conditions set forth in Articles 7 and 8 has been satisfied or waived, but in no event sooner than two (2) business days after Platinum and Black Box shall have agreed as to an estimate of the Equity Book Value as of the Closing Date, or such other time as the parties may mutually agree. The day and time on which the Closing occurs is hereinafter referred to as the “Closing Date.”
     3.2 Delivery of Certificates
          At the Closing, Platinum shall cause Seller to deliver to Purchaser duly executed instruments of conveyance and transfer in blank for the Interests and otherwise in proper form for transfer to Purchaser, and the various other deliverables referred to in Article 7, and Black Box, on behalf of Purchaser, shall make the payments provided for in Section 3.3 and shall deliver to Seller or Platinum the various other deliverables referred to in Article 8.
     3.3 Payment of Purchase Price
          (a) The total consideration for the purchase of the Interests shall be One Hundred Three Million Nine Hundred Fifty Thousand Dollars ($103,950,000), as adjusted pursuant to Section 3.4 (the “Purchase Price”).
          (b) Black Box, on behalf of Purchaser, shall pay Twelve Million Fifty Thousand Dollars ($12,050,000) (the “General Escrow Funds”) to the Escrow Agent to be held in escrow pursuant to the terms and conditions of an escrow agreement in substantially the form of Exhibit A hereto, as such form may be revised to reflect any comments and revisions reasonably requested by the Escrow Agent (the “General Escrow Agreement”).
          (c) Black Box, on behalf of Purchaser, shall pay the Special Escrow Funds to the Escrow Agent to be held in escrow pursuant to the terms and conditions of an escrow agreement in substantially the form of Exhibit B hereto, as such form may be revised to reflect any comments and revisions reasonably requested by the Escrow Agent (the “Special Escrow Agreement”).
          (d) After payment of the amounts described in Section 3.3(b) and Section 3.3(c), Black Box, on behalf of Purchaser, shall pay the remainder of the Purchase Price at the Closing to Seller by wire transfer of immediately available funds to such account or accounts as may be designated by Seller in writing no later than two business days prior to the Closing.
     3.4 Adjustment of the Purchase Price.
          (a) Adjustment at Closing. Not later than two (2) business days prior to the Closing Date, Platinum and Black Box shall agree in good faith as to an estimate of the Equity Book Value as of the Closing Date. To the extent that the estimated Equity Book Value as of the Closing Date is greater than zero, the payment to be made by Black Box, on behalf of Purchaser, at Closing pursuant to Section 3.3(a) shall be increased by the amount by which the estimated Equity Book Value as of the Closing Date is greater than zero. To the extent that the estimated Equity Book Value as of the Closing Date is less than zero, the payment to be made by Black Box, on behalf of Purchaser, at Closing pursuant to Section 3.3(a) shall be decreased by the amount by which the estimated Equity Book Value as of the Closing Date is less than zero.
          (b) Purchaser’s Statement; Seller’s Review. No later than ninety (90) days following the Closing Date, Black Box shall prepare and deliver to Platinum its good faith calculation of the Equity Book Value as of the Closing Date (“Purchaser’s Statement”), together with a detailed analysis of the line items included therein. Platinum shall have a period of up to ninety (90) from the receipt of Purchaser’s Statement to review Purchaser’s Statement, during which period Black Box shall make reasonably available to Platinum at reasonable times all relevant books and records of the Companies and the Subsidiaries and all personnel with knowledge relevant to the determination of the Equity Book Value as of the Closing Date. If as a result of such review, Platinum disagrees with Purchaser’s Statement, Platinum shall deliver to Black Box a written notice of disagreement (a “Dispute Notice”) prior to the expiration of such review period setting forth in reasonable detail the basis for such dispute.
          (c) Acceptance; Failure to Respond. If Platinum does not disagree with Purchaser’s Statement, Platinum shall deliver a written statement to Black Box within such ninety (90) period accepting Purchaser’s Statement (an “Acceptance Notice”), in which case Black Box’s determination of the Equity Book Value as of the Closing Date as shown on Purchaser’s Statement shall be final and binding on the parties, effective as of the date on which Black Box receives the Acceptance Notice. If Platinum does not deliver a Dispute Notice or an Acceptance Notice within such ninety (90) period, then Black Box’s determination of the Equity

Book Value as of the Closing Date as shown on Purchaser’s Statement shall be final and binding on the parties, effective as of the first business day after the expiration of such ninety (90) day period.
          (d) Resolution of Disputes. If Platinum delivers a Dispute Notice to Black Box in a timely manner, then Black Box and Platinum shall attempt in good faith to resolve such dispute within thirty (30) days from the date of the Dispute Notice. If Black Box and Platinum cannot reach agreement within such thirty (30) day period (or such longer period as they may mutually agree), then the dispute shall be promptly referred to an independent accounting firm of national reputation mutually acceptable to Black Box and Platinum, or if the parties are unable to agree on such a firm within ten (10) days (or such longer period as they may mutually agree), to KPMG LLP U.S. (the “Independent Auditor”) for binding resolution. The Independent Auditor shall determine the Equity Book Value as of the Closing Date (which amount may not be less than as set forth in Purchaser’s Statement nor more than the amount set forth by Platinum in the Dispute Notice) in accordance with the provisions of this Section 3.4(d). Not later than thirty (30) days after the engagement of the Independent Auditor (as evidenced by its written acceptance by facsimile or otherwise to the parties), Black Box and Platinum shall submit simultaneous briefs to the Independent Auditor (with a copy to the other party) setting forth their respective positions regarding the issues in dispute. The Independent Auditor shall render its decision resolving the dispute within thirty (30) days after submission of the briefs. If additional briefing, a hearing or other information is required by the Independent Auditor, the Independent Auditor shall give notice thereof to the parties as soon as practicable before the expiration of such thirty (30) day period, and the parties shall promptly respond with a view to minimizing any delay in the decision date. The determination of the Independent Auditor shall be final and binding on Black Box and Platinum, effective as of the date the Independent Auditor’s written opinion is received by Black Box and Platinum. Platinum and Black Box shall each bear one-half of the costs and expenses of the Independent Auditor and each of the parties shall bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure.
          (e) Final Settlement. If the Equity Book Value as of the Closing Date, as finally determined pursuant to clause (c) or clause (d) of this Section 3.4 (the “Actual Equity Book Value as of the Closing Date”), is less than the Estimated Equity Book Value as of the Closing Date, then Platinum shall, within five (5) business days from the date of such final determination, pay to Black Box the amount of the difference between the Actual Equity Book Value as of the Closing Date and the Estimated Equity Book Value as of the Closing Date, together with interest on the amount of such difference at the rate of six percent (6%) per annum from the Closing Date to the date of payment, such payment to be made by wire transfer of immediately available funds to such bank account as Black Box may designate (or in the absence of any such designation, by corporate check mailed to Black Box). If the Actual Equity Book Value as of the Closing Date is greater than the Estimated Equity Book Value as of the Closing Date, then Black Box shall, within five (5) business days from the date of such final determination, pay to Platinum the amount of such difference, together with interest on the amount of such difference at the rate of six percent (6%) per annum from the Closing Date to the date of payment, such payment to be made by wire transfer of immediately available funds to such bank account as Platinum may designate (or in the absence of any such designation, by corporate check mailed to Platinum). Any payments made pursuant to this Section 3.4 shall be consistently treated as adjustments to Purchase Price for all Tax (as defined below) purposes by Black Box and Platinum.
     3.5 Purchase Price Allocation.
          As soon as practicable after the final determination of the Actual Equity Book Value as of the Closing Date pursuant to Section 3.4, Platinum and Black Box shall agree as to the allocation of the Purchase Price among each of the Interests in accordance with Section 1060 of the Code and the applicable regulations promulgated with respect thereto (and any comparable provisions of state and local law, as appropriate). All Tax Returns, statements and declarations made by Black Box, Platinum, any Company or any Subsidiary to any Taxing authority shall be consistent with such allocation. In the event Black Box, Platinum, any Company or any Subsidiary is required to file a Tax Return or make any statement or declaration to any Taxing authority relating to the allocation of the Purchase Price prior to the final determination thereof, such Person shall report the allocation of the Purchase Price based on such Person’s good faith determination based on the information available to such Person at such time and shall amend any such Tax Return as soon as practicable after the final allocation of the Purchase Price pursuant to this Section 3.5 to be consistent with such final determination.
4. REPRESENTATIONS AND WARRANTIES OF PLATINUM
          As an inducement to Black Box to enter into this Agreement and to consummate the transactions contemplated hereby, Platinum represents and warrants to Black Box as hereafter set forth in this Article 4, and acknowledges that Black Box is relying upon such representations and warranties contained in this Article 4 as being true and correct, provided, that any exceptions to such representations and warranties shall be set forth on a corresponding disclosure schedule attached hereto (each, a “Schedule” and, collectively, the Schedules). The Schedules are numbered to correspond to the various Sections of this Agreement and no disclosure made in any particular Schedule shall be deemed made in any other Schedule, unless expressly made therein, or deemed to apply to any other Section of this Agreement.
     4.1 Organization and Corporate Documents
          (a) Each of NXO, NXO Federal and NXO NY is a limited liability company duly created and organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own or lease all of its assets, to own and operate the Voice/Network Services Business and to carry on its business as now conducted. Each of NXO, NXO Federal, NXO NY and each Subsidiary is qualified as a foreign limited liability company or foreign corporation, as the case may be, in all jurisdictions in which it is required to be so qualified, which jurisdictions are listed in Schedule 4.1(a) hereto.
          (b) NXO CA is a limited partnership duly created and organized, validly existing and in good standing under the laws of the State of California and has the requisite power and authority to own or lease all of its assets, to own and operate the Voice/Network

Services Business and to carry on its business as now conducted. NXO CA is qualified as a foreign limited partnership in all jurisdictions in which it is required to be so qualified, which jurisdictions are listed in Schedule 4.1(b) hereto.
          (c) Schedule 4.1(c) lists all of the entities that will be direct or indirect subsidiaries of the Companies immediately after the Reorganization (each such entity, a “Subsidiary” and, collectively, the “Subsidiaries”).
          (d) Except as set forth in Schedule 4.1(d), none of the Companies nor Subsidiaries has, since April 1, 2001, changed its name, been the surviving entity of a merger or consolidation, acquired all or substantially all of the assets of any person or entity or acquired all or substantially all of its assets, as of the time of such acquisition, from any person or entity.
          (e) The Organizational Documents of each of the Companies and Subsidiaries, all of which have been made available to Black Box, are true, complete and correct, and the minute books of each of the Companies and Subsidiaries, which Platinum has made available to Black Box and its counsel prior to the date of this Agreement, correctly reflect in all material respects all actions taken at the meetings reported therein and correctly record all resolutions of such Company or Subsidiary.
     4.2 Capitalization
          From and after the date of the formation of the Seller through the Closing, Platinum will be the direct or indirect owner of all issued and outstanding membership interests in the Seller. The Interests have been duly authorized and are validly issued, fully paid and nonassessable. Except as contemplated by the Reorganization, there are no outstanding subscriptions, options, rights, warrants, conversion rights, agreements or commitments of any kind obligating Seller, any Company, any Subsidiary or any other person to issue, acquire or transfer any member or partnership interests or stock in Seller, any Company or any Subsidiary.
     4.3 Ownership of the Interests and the Subsidiaries
          (a) As of the date of this Agreement, the Interests and the ownerships interests or stock of each of the Subsidiaries are owned as set forth in Schedule 4.3(a).
          (b) Immediately after the Reorganization, (i) Seller will own the Interests, beneficially and of record, free and clear of all Liens, options, warrants, rights of first refusal and other restrictions of any nature and (ii) the person(s) listed in Schedule 4.3(b) will own the membership interests, partnership interests or stock of each of the Subsidiaries, beneficially and of record, free and clear of all Liens, options, warrants, rights of first refusal and other restrictions of any nature.

     4.4 Sole Business
          After giving effect to the Reorganization, none of the Companies nor Subsidiaries will have any direct or indirect interest, by stock or membership ownership or otherwise, in any other Person, other than a Subsidiary. Except as set forth in Schedule 4.4, the Voice/Network Services Business is not conducted under a fictitious name.
     4.5 Authority of Platinum and Seller
          Platinum has full power and authority to enter into this Agreement, to consummate the transactions contemplated hereby and to comply with the terms, conditions and provisions hereof applicable to it. This Agreement has been duly authorized, executed and delivered by Platinum and is, and each other agreement or instrument of Platinum or Seller contemplated hereby (collectively, the “Seller Agreements”) will be, the legal, valid and binding agreement of Platinum or Seller, as the case may be, enforceable against Platinum or Seller, as the case may be, in accordance with its terms. Except as set forth in Schedule 4.5, the execution, delivery and performance of this Agreement and of the Seller Agreements do not require the consent of or notice to any Governmental Authority or to any third party under any Material Contract required to be listed in Schedule 4.16(a). Neither the execution and delivery of this Agreement or any of the Seller Agreements nor the consummation of the transactions contemplated hereby and thereby will conflict with or result in any violation of or constitute a default under any term of the Organizational Documents of Platinum, Seller, any Company or any Subsidiary, or any material agreement, mortgage, debt instrument, indenture, judgment, decree, order, award, law or regulation by which Platinum, Seller, any Company or any Subsidiary is bound, or result in the creation of any Lien upon any of the assets of the Companies or the Subsidiaries (the “Assets”) or result in the cancellation, modification, revocation or suspension of any license, certificate, permit or authorization held by any Company or any Subsidiary.
     4.6 Office Locations
          Neither the Company nor any Subsidiary owns any real property. Schedule 4.6 identifies all leases, including any subleases, to which any Company or Subsidiary is a party covering any real property. All such leases and subleases are valid and subsisting. Except as set forth in Schedule 4.6, the consummation of the transactions contemplated hereby will not require any Company or Subsidiary to obtain the consent or approval from any lessor or lessee, including any sublessor or sublessee, who is a party to any of such leases or subleases. True, correct and complete copies of such leases and subleases and all amendments, assignments and consents thereto have been furnished by Platinum to Black Box.
     4.7 Title to Property
          Except as set forth in Schedule 4.7, the Companies and the Subsidiaries have good and marketable title to or leasehold or other rights in all of their respective Assets, free and clear of all Liens other than Permitted Liens. Platinum has provided to Black Box true, correct and complete copies of all leases pursuant to which the Company or any Subsidiary leases any material equipment or other material tangible assets.

     4.8 Compliance with Laws; Litigation
          (a) Except as set forth in Schedule 4.8(a), the Companies and the Subsidiaries are in compliance in all material respects with all laws, regulations, rules, writs, injunctions, ordinances, franchises, decrees or orders of any Governmental Authority, including the E-Rate Program (as defined below), which are applicable to the Interests, the Companies, the Subsidiaries, the Assets or the Voice/Network Services Business.
          (b) Except as set forth in Schedule 4.8(b), there are no lawsuits, claims, suits, proceedings or investigations pending or, to the knowledge of Platinum, threatened against any Company, any Subsidiary, the Interests, the Assets or the Voice/Network Services Business or that involve the possibility of any judgment, order, award or other decision that might impair the ability of Platinum to perform this Agreement. The litigation set forth in Schedule 4.8(b), as well as any litigation arising after the date hereof and on or before the Closing Date, other than matters regarding the E-Rate Program, is hereinafter referred to as the “Active Litigation.” There are no lawsuits, claims, suits or proceedings pending in which any Company or any Subsidiary is the plaintiff or claimant or in which any other person or entity affiliated with Platinum, any Company or any Subsidiary is the plaintiff or claimant and that relate to the Interests, the Assets or the Voice/Network Services Business. The Companies and the Subsidiaries have and have had insurance coverage for long-term disability and workers compensation benefits since April 1, 2001.
          (c) NXO Federal and its employees have all necessary Permits to operate the Federal Business.
     4.9 Condition of Assets
          (a) The Assets that are tangible assets and that are in current use by the Companies and the Subsidiaries (the “Tangible Assets”) are in good operating condition, ordinary wear and tear excepted. The Tangible Assets are available for immediate use in the Voice/Network Services Business except for those items being serviced in the ordinary course of business. All of the Tangible Assets and the state of maintenance thereof are in material compliance with all applicable statutes, ordinances, rules and regulations. The Assets include all such assets and properties as are necessary to conduct the Voice/Network Services Business as it is now being conducted. Except as set forth on Schedule 4.9(a), all vehicles included in the Tangible Assets are leased, and Schedule 4.9(a) lists all such leased vehicles and the lessor of each such leased vehicle.
          (b) The Tangible Assets include such spare parts as are sufficient to permit the operation of the Voice/Network Services Business without material interruption.
          (c) Schedule 4.9(c) lists and describes all insurance policies currently insuring any of the Assets or relating to the Voice/Network Services Business and indicates whether such policies are “occurrence” or “claims made” policies. All such policies are in full force and effect and neither Platinum nor any Company or Subsidiary has received any notice of cancellation with respect thereto.
     4.10 Financial Statements
          (a) Attached as Schedule 4.10(a) are copies of the following (collectively, the “Financial Statements”): (i) the unaudited combined consolidated income statements, cash flow statements and balance sheet of the Commercial Business, excluding the Unacquired Businesses, for the two (2) months ended February 28, 2006 and for the year ended December 31, 2005; and (ii) the unaudited income statements, cash flow statements and balance sheets of the Federal Business for the two (2) months ended February 28, 2006 and for the year ended December 31, 2005. Except as set forth in Schedule 4.10(a), the Financial Statements, taken together, are true, complete and correct and (x) fairly present in all material respects the combined consolidated financial position and results of operation of the Voice/Network Services Business as of the dates thereof and for the periods presented therein, (y) are in accordance with the books and records of the Companies and (z) except for the absence of footnotes, have been prepared in accordance with GAAP applied on a consistent basis. The Assets include all of the Tangible Assets reflected on the balance sheets of the Commercial Business and the Federal Business, as of February 28, 2006, excepting only such assets as have been consumed in the normal course of business or those that have become obsolete or unnecessary to the Voice/Network Services Business.
          (b) Except (i) to the extent set forth or provided for in the balance sheets included in the Financial Statements as of February 28, 2006, (ii) for liabilities incurred since February 28, 2006 in the ordinary course of business, and (iii) for liabilities reflected in Schedule 4.10(b), as of the date hereof, no Company nor Subsidiary has any material liabilities, whether accrued, absolute, contingent or otherwise, whether due or to become due and whether the amounts thereof are readily ascertainable or not. Without limiting the foregoing, no Company or Subsidiary has liability resulting from predecessor entities. Except as set forth on the Financial Statements, as of the date of this Agreement, no Company or Subsidiary has any indebtedness.
          (c) Except as otherwise set forth in Schedule 4.10(c), all of the revenue reflected in the Financial Statements is derived from the United States or Canada.
     4.11 Absence of Adverse Changes or Other Events
          Except as set forth on Schedule 4.11, since February 28, 2006, no Company nor Subsidiary has (i) created or incurred any liability (absolute or contingent) except for liabilities under contracts entered into in the ordinary course of business, (ii) loaned any money or otherwise pledged the credit of any Company or Subsidiary, (iii) subjected any Assets to any Lien other than Permitted Liens, (iv) suffered any losses or any other event or condition of any character materially adverse to its business, or waived any rights of substantial value, (v) made any capital expenditures or capital additions or improvements which in the aggregate exceed $250,000, (vi) declared or paid any dividends or made any other distribution on or in respect of, or directly or indirectly purchased, retired, redeemed or otherwise acquired any of, its ownership interests; (vii) become bound by or entered into any contract, commitment or transaction other than in the ordinary course of business; or (viii) entered into any contract or agreement to do or perform any of the foregoing actions.
     4.12 Tax Returns
          (a) Except as set forth on Schedule 4.12(a), the Companies and the Subsidiaries have timely filed or caused to be timely filed or will timely file or cause to be timely filed with the appropriate taxing authorities all returns, statements, forms and reports for Taxes (“Tax Returns”) that are required to be filed by, or with respect to, the Companies or the Subsidiaries on or prior to the Closing Date. All Tax Returns have accurately reflected and will accurately reflect all liability for Taxes of the Companies and the Subsidiaries for the periods covered thereby.
          (b) All Taxes and Tax liabilities of the Companies and the Subsidiaries for all taxable years or periods that end on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date have been timely paid if due and payable or have been and will be properly accrued for on the books and records of the Companies and the Subsidiaries, all such accruals being in the aggregate sufficient for the payment of all such Taxes.
          (c) Schedule 4.12(c) lists (i) each taxable year or other taxable period of the Companies and the Subsidiaries for which an audit or other examination of Taxes by the appropriate tax authorities of any nation, state or locality is currently in progress (or, to the knowledge of Platinum, scheduled as of the Closing Date to be conducted) together with the names of the respective tax authorities conducting (or, to the knowledge of Platinum, scheduled to conduct) the audits or examinations and a description of the subject matter of the audits or examinations, (ii) the most recent taxable year or other taxable period for which an audit or other examination relating to federal income taxes of any Company or any Subsidiary has been finally completed and the disposition of the audit or examination, (iii) the taxable years or other taxable periods of any Company or any Subsidiary which will not be subject to the normally applicable statute of limitations for applicable Taxes, (iv) the amount of any proposed adjustments (and the principal reason thereof) relating to any Tax Returns for Tax liability of the Companies and the Subsidiaries, which have been proposed or assessed by any taxing authority and (v) a list of all notices received by any Company or any Subsidiary from any taxing authority relating to any issue which could affect the Tax liability of such Company or Subsidiary, which issue has not been finally determined and which, if determined adversely, could result in a Tax liability.
          (d) All Taxes which the Companies and the Subsidiaries are (or were) required by law to withhold or collect have been duly withheld or collected, and have been or will be timely paid over to the proper authorities to the extent due and payable.

          (e) None of the Companies or the Subsidiaries is a “United States real property holding corporation” within the meaning of Section
897(c)(2) of the Code and none of the assets of the Companies or the Subsidiaries is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code.
          (f) There is no Tax sharing, Tax allocation, Tax indemnification or similar agreement in effect as between any Company or any Subsidiary or any predecessor or any Affiliate (as defined below) thereof and any other party (including Platinum) under which Black Box or such Company or Subsidiary could be liable for any Taxes or other claims of any party.
          (g) No indebtedness of any Company or any Subsidiary consists of “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.
          (h) No Company nor any Subsidiary has applied for, been granted or agreed to any accounting method change of which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or the corresponding tax laws of any nation, state or locality.
          (i) No Company nor any Subsidiary is a party to any agreement that would require the Company to make any payment that would constitute an “excess parachute payment” for purposes of Sections 280G and 4999 of the Code.
     4.13 Agreements with Employees
          (a) Except as set forth in Schedule 4.13(a), no Company nor Subsidiary is a party to any employment agreement, written or oral, which it cannot terminate at will without liability to any Company or Subsidiary (assuming compliance with all applicable laws and regulations, including, without limitation, anti-discrimination and equal employment opportunity laws).
          (b) Prior to the date hereof, Platinum has made available to Black Box a list of each of the employees of the Companies and the Subsidiaries as of a recent date (identified by employee number), together with the titles and rates of compensation of each such employee (other than as set forth on Schedule 4.13(b)).
     4.14 Benefit Plans
          (a) Schedule 4.14(a) contains a complete and accurate list of all Employee Benefit Plans and Obligations (other than those set forth in Schedule 4.13(a)), and identifies as such all Company Level Benefit Plans and Platinum Level Benefit Plans that are (A) defined benefit Pension Plans, (B) Qualified Plans, (C) Title IV Plans or (D) Multi-Employer Plans.
          (b) Schedule 4.14(b) sets forth, for each Multi-Employer Plan, as of its last valuation date, the amount of potential withdrawal liability of the Company or Subsidiary, as the case may be, as estimated by the sponsor of such Multi-Employer Plan upon request under ERISA § 4221(e).

          (c) Except as may be required under COBRA, no Company or Subsidiary is liable for any post-retirement benefits other than benefits under the Company Level Benefit Plans and the Company Level Other Benefit Obligations.
          (d) Except as set forth in Schedule 4.14(d), Platinum has made available to Black Box the following:
               (i) copies of each of the Employee Benefit Plans and Obligations, and of any related trust, including (A) all plan descriptions and summary plan descriptions for which Platinum (with respect to any Company or any Subsidiary), any Company or any Subsidiary are required to prepare, file and distribute plan descriptions and summary plan descriptions and (B) all summaries and descriptions furnished to participants and beneficiaries regarding any Employee Benefit Plans and Obligations for which a plan description or summary plan description is not required;
               (ii) all personnel, payroll and employment manuals and policies;
               (iii) the Collective Bargaining Agreements;
               (iv) all insurance policies purchased by or to provide benefits under the Employee Benefit Plans and Obligations;
               (v) all contracts with third-party administrators, actuaries, and investment managers that relate to any Company Level Benefit Plan or Company Level Other Benefit Obligation;
               (vi) all reports submitted within the three (3) years preceding the date of this Agreement by third party administrators, actuaries, investment managers, consultants or other independent contractors with respect to any Company Level Benefit Plan or Company Level Other Benefit Obligation;
               (vii) any form of notification delivered to Company Employees providing notice of their rights under ERISA § 601 et seq. and Section 4980B of the Code;
               (viii) the Form 5500 filed in each of the most recent three plan years with respect to each Company Level Benefit Plan and each Platinum Level Benefit Plan, including all schedules thereto and the opinions of independent accountants;
               (ix) all notices that were given by any Company or Subsidiary or any Company Level Benefit Plan to the Internal Revenue Service or the PBGC pursuant to statute, within the three (3) years preceding the date of this Agreement, other than notices that are expressly mentioned elsewhere in this Section 4.14;
               (x) all notices that were given by the Internal Revenue Service, the PBGC or the Department of Labor to any Company or Subsidiary or any Company Level Benefit Plan within the three (3) years preceding the date of this Agreement, other than notices that are expressly mentioned elsewhere in this Section 4.14;

               (xi) with respect to Qualified Plans, the most recent determination letter or approval letter of any plan that has been pre-approved by the Internal Revenue Service for any of the Employee Benefit Plans and Obligations that is a Qualified Plan; and
               (xii) with respect to Title IV Plans, the Form PBGC-1 filed for each of the three (3) most recent plan years.
          (e) Except as set forth in Schedule 4.14(e):
               (i) Each Company and Subsidiary has performed in all material respects all of its respective obligations under all Employee Benefit Plans and Obligations. Each Company and Subsidiary has made appropriate entries in their financial records and statements for all obligations and liabilities under all Employee Benefit Plans and Obligations that have accrued but are not due;
               (ii) No statement, either written or oral, has been made by any Company or Subsidiary to any person with regard to any Company Level Benefit Plan or any Company Level Other Benefit Obligation that was not in accordance with such Company Level Benefit Plan or such Company Level Other Benefit Obligation and that would have a material adverse economic consequence to such Company or Subsidiary or to Black Box;
               (iii) Each Company and Subsidiary, with respect to all Employee Benefit Plans and Obligations is, and all of the Employee Benefit Plans and Obligations are, in material compliance with ERISA, the Code and other applicable laws, rules and regulations and with any Collective Bargaining Agreement.
               (iv) The Collective Bargaining Agreements represent all of the collective bargaining agreements to which any Company or any Subsidiary is a party or by which it is bound.
               (v) No transaction prohibited by ERISA § 406 and no “prohibited transaction” under Section 4975(c) of the Code has occurred with respect to any Company Level Benefit Plan or any Platinum Level Benefit Plan. No Company or Subsidiary has any liability to the Internal Revenue Service with respect to any Company Level Benefit Plan, including any liability imposed by Chapter 43 of the Code.
               (vi) Neither Platinum nor Seller nor any Company or Subsidiary has any liability to the PBGC with respect to any Company Level Benefit Plan or any Platinum Level Benefit Plan or has any liability under ERISA § 502 or § 4071.
               (vii) All filings required by ERISA and the Code as to each Company Level Benefit Plan or any Platinum Level Benefit Plan have been timely filed and all notices and disclosures to participants required by either ERISA or the Code have been timely provided.
               (viii) No amount or asset of any Company Level Benefit Plan is subject to tax as unrelated business taxable income.

               (ix) Other than claims for benefits submitted by participants or beneficiaries, no claim against, or legal proceeding involving, any of the Employee Benefit Plans and Obligations is pending or, to the knowledge of Platinum, any Company or any Subsidiary, is threatened.
               (x) Each Qualified Plan of any Company or Subsidiary is qualified in form and operation under Section 401(a) of the Code; each trust for each such Qualified Plan is exempt from federal income tax under Section 501(a) of the Code. No event has occurred or circumstance exists that will or could give rise to disqualification or loss of tax-exempt status of any such Qualified Plan or trust.
               (xi) Each Company and Subsidiary has met the minimum funding standard, and has made all contributions required, under ERISA § 302 and Section 412 of the Code with respect to any Company Level Benefit Plan or any Platinum Level Benefit Plan.
               (xii) Each Company and Subsidiary has paid all amounts due to the PBGC pursuant to ERISA § 4007.
               (xiii) No Company or Subsidiary nor any ERISA Affiliate of any Company or Subsidiary has ceased operations at any facility or has withdrawn from any Title IV Plan in a manner that would subject any such entity to liability under ERISA § 4062(e), § 4063 or § 4064.
               (xiv) No Company or Subsidiary nor any ERISA Affiliate of any Company or Subsidiary has filed a notice of intent to terminate any Title IV Plan or has adopted any amendment to treat a Title IV Plan as terminated. The PBGC has not instituted proceedings to treat any Title IV Plan as terminated. No event has occurred or circumstance exists that may constitute grounds under ERISA § 4042 for the termination of, or the appointment of a trustee to administer, any Title IV Plan.
               (xv) No amendment has been made, or is reasonably expected to be made, to any Company Level Benefit Plan or any Platinum Level Benefit Plan that has required or could require the provision of security under ERISA § 307 or Section 401(a)(29) of the Code.
               (xvi) No accumulated funding deficiency, whether or not waived, exists with respect to any Company Level Benefit Plan or Platinum Level Benefit Plan; no event has occurred or circumstance exists that may result in an accumulated funding deficiency as of the last day of the current plan year.
               (xvii) Since the last valuation date for each Pension Plan of each Company and each Subsidiary and each ERISA Affiliate of each Company or Subsidiary, no Company or Subsidiary has taken any action that would materially increase the amount of benefits under any such Pension Plan or that would cause the excess of plan assets over benefit liabilities (as defined in ERISA § 4001) to decrease materially, or the amount by which benefit liabilities exceed assets to increase materially.

               (xviii) No reportable event (as defined in ERISA § 4043 and in regulations issued thereunder) has occurred with respect to any Company Level Benefit Plan or any Platinum Level Benefit Plan.
               (xix) The consummation of the transactions contemplated by this Agreement will not be a reportable event as defined in ERISA § 4043(c)(9) that will require the giving of notice by any Company or any Subsidiary to the PBGC of such transactions, including, without limitation, a notice by any Company or any Subsidiary (pursuant to ERISA § 4043(b)(3)) 30 days before, or a notice within 30 days after, the Closing.
               (xx) Neither Platinum nor any Company or any Subsidiary has knowledge of any liability of Platinum, Seller, any Company, any Subsidiary or Black Box to the PBGC under Title IV of ERISA with respect to any Company Level Benefit Plan or any Platinum Level Benefit Plan.
               (xxi) No Company or Subsidiary nor any ERISA Affiliate of any Company or Subsidiary has withdrawn from any Multi-Employer Plan with respect to which there is any outstanding liability as of the date of this Agreement.
               (xxii) No Company or Subsidiary nor any ERISA Affiliate of any Company or Subsidiary has received notice from any Multi-Employer Plan that it is in reorganization or is insolvent, that increased contributions (other than customary increases in the ordinary course of business) will be specifically required to avoid a reduction in plan benefits or the imposition of any excise tax or that such Multi-Employer Plan intends to terminate or has terminated.
               (xxiii) Neither Platinum, any Company, nor any Subsidiary has been informed in writing that any Multi-Employer Plan to which any Company or Subsidiary or any ERISA Affiliate of any Company or Subsidiary contributes or has contributed is a party to any pending merger or asset or liability transfer or is subject to any proceeding brought by the PBGC.
               (xxiv) Except to the extent required under ERISA § 601 et seq. and Section 4980B of the Code, no Company or Subsidiary provides health or welfare benefits for any retired or former employee or is obligated to provide health or welfare benefits to any active employee following such employee’s retirement or other termination of service.
               (xxv) Each Company and each Subsidiary has the right to modify and terminate benefits to retirees (other than pensions) with respect to both retired and active employees.
               (xxvi) Each Company and Subsidiary has complied with the provisions of (i) ERISA § 601 et seq. and Section 4980B of the Code and (ii) § 701 et seq. and Section 4980D of the Code.
               (xxvii) The consummation of the transactions contemplated by this Agreement will not result in the payment, vesting or acceleration of any benefit under any of the Employee Benefit Plans and Obligations.

          (f) Since March 31, 2001, no Company or Subsidiary has sponsored, maintained or contributed to a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.
     4.15 Intellectual Property
          (a) The Companies and the Subsidiaries own, and/or are properly and sufficiently licensed or otherwise possess rights to use, all Company Intellectual Property. To the knowledge of Platinum, except as set forth in Schedule 4.15(a), there are no current or past infringements by any third party of any Company Intellectual Property that is owned by any Company or Subsidiary and the conduct of the Voice/Network Services Business as currently conducted or as currently planned to be conducted does not infringe and has not infringed any proprietary right of a third party.
          (b) Schedule 4.15(b) sets forth a complete list of all licenses, sublicenses and other agreements in which any Company or Subsidiary has granted rights to any person or entity to make, use, sell, distribute or service any products or services which utilize or incorporate any Company Intellectual Property that is owned by any Company or Subsidiary.
          (c) Schedule 4.15(c) sets forth a complete list of all patents, registered trademarks and pending patent and trademark registration applications, all of which are owned by a Company or a Subsidiary free and clear of Liens other than Permitted Liens.
          (d) Schedule 4.15(d) sets forth a complete list of all material licenses, sublicenses and other agreements in which a Company or Subsidiary has received rights from any person to use any Company Intellectual Property (other than off-the-shelf “shrink wrap”, “click wrap” and similar software licenses that are commercially available on reasonable terms to any person) and indicates which of such licenses, sublicenses and other agreements will require a third party consent as a result of or in connection with the consummation of the transactions contemplated by this Agreement. No Company Intellectual Property licensed to any Company or any Subsidiary has been licensed pursuant to an agreement with Platinum or an Affiliate of Platinum. The Companies and the Subsidiaries are the licensees of the Company Intellectual Property licensed to the Companies and Subsidiaries and hold such licenses independently of any similar license that may be held by Platinum or any Affiliate of Platinum. As a result of the execution and delivery of this Agreement or the performance of their respective obligations under this Agreement, (i) neither any Company nor any Subsidiary shall be in breach of any license, sublicense or other agreement relating to Company Intellectual Property licensed to any Company or Subsidiary and (ii) fees paid by the Companies and Subsidiaries for licensed Company Intellectual Property will not increase.
     4.16 Material Contracts
          (a) Schedule 4.16(a) contains a current list of the following contracts:
               (i) any sales, distribution or other similar agreement providing for the sale by any Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets to any of the sixty (60) largest telephony (voice) customers, the twenty (20) largest data installation customers and the twenty (20) largest data maintenance customers of the Commercial Business as measured by the revenues generated from such customers during the fiscal year ended December 31, 2005 (as adjusted to exclude maintenance revenues from contracts transferred pursuant to the UAC Agreements);
               (ii) any agreement for the purchase by any Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets from any supplier of goods or services to the Commercial Business (excluding lessors under the leases listed in Schedule 4.6) pursuant to which amounts paid to such vendor, on an individual basis, during the fiscal year ended December 31, 2005 exceed $500,000;
               (iii) the sales, distribution or other similar agreements providing for the sale by any Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets to customers of the Federal Business as set forth on Schedule 4.16(a)(iii) hereto;
               (iv) any agreement for the purchase by any Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets from any supplier of goods or services to the Federal Business (excluding lessors under the leases listed in Section 4.6) pursuant to which amounts paid to such vendor, on an individual basis, during the fiscal year ended December 31, 2005 exceed $500,000;
               (v) any agreement containing any covenant limiting the freedom of the Companies or the Subsidiaries to engage in any line of business or in any geographic territory or to compete with any person;
               (vi) all agreements with United Asset Coverage, Inc. or UAC Maintenance Services, LLC (the “UAC Agreements”);
               (vii) all agreements with Shared Technologies Inc. (the “Shared Technologies Agreements”);
               (viii) the Plea Agreement, the Civil Settlement Agreement and the ONEC Settlement Agreement; and
               (ix) any collective bargaining agreements to which any Company or Subsidiary is a party or to which any Company or Subsidiary is subject.
          (b) Except as set forth in Schedule 4.16(b), (i) Platinum has made available to Black Box all of the Material Contracts identified in Schedule 4.16(a) and (ii) all of the Material Contracts are valid and enforceable and are in full force and effect in accordance with their terms. Except as set forth in Schedule 4.5, the consummation of the transactions contemplated hereby will not require obtaining the consent of or providing notice to any party to any of the Material Contracts identified in Schedule 4.16(a). No Company nor any Subsidiary is in material breach of or default under any Material Contract, which default could result in the cancellation of any Material Contracts or adversely affect the rights of such Company or Subsidiary under such Material Contract, nor are there any outstanding material claims against any Company or any

Subsidiary arising under any Material Contract. To the knowledge of Platinum, any Company or any Subsidiary, no counterparty is in material default under any Material Contract.
          (c) Except as set forth in Schedule 4.16(c), no Company and no Subsidiary currently conducts any business under any contract under, or is receiving or seeking reimbursement under or is aware that any customer of any Company or Subsidiary is receiving or seeking reimbursement under (with respect to the provision of products or services by any Company or any Subsidiary to such customer), the Federal Communications Commission’s Schools and Libraries Program of the Universal Service Fund (the “E-Rate Program”).
     4.17 Customer Information
          Except as set forth on Schedule 4.17, Platinum has delivered to Black Box a correct and complete list of each customer of the Voice/Network Services Business as of December 31, 2005. No Company or Subsidiary currently participates in the E-Rate Program.
     4.18 Broker or Finder
          Neither Platinum nor any of its Affiliates, nor any party acting on behalf of Platinum or any of its Affiliates, has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement other than Jefferies & Co., Inc., whose fee shall be paid by Platinum.
     4.19 Labor Relations
          Except as set forth in Schedule 4.19, no Company nor any Subsidiary: (i) is a party to any collective bargaining agreement or is engaged in discussions or negotiations with any person or group looking toward any such agreement; or (ii) has, within the last five (5) years, experienced any strike, grievance, unfair labor practice claim or other labor difficulty.
          To the knowledge of Platinum: (x) there is no threatened strike, grievance, unfair practice claim or other labor difficulty with respect to any Company or Subsidiary; (y) there is no filing by any employee or employee group seeking recognition as a collective bargaining representative or unit; or (z) no former employer of any employee of the Company or Subsidiary is contemplating remedial action of any nature against that employee or any Company or Subsidiary based on the employee having terminated the former employment and having become an employee of a Company or Subsidiary.
     4.20 Bonds
          Schedule 4.20 sets forth a complete and accurate list of all performance bonds, surety bonds, performance guarantees, letters of credit and similar arrangements that are issued and outstanding in support of the Voice/Network Services Business, in each case indicating the contract or agreement or situation requiring the provision thereof, together with the issuer, amount, principal terms and conditions, beneficiaries and expiration date thereof.

     4.21 Contracts
          Except for the Material Contracts, the leases listed on Schedule 4.6 and the employment agreements listed in Schedule 4.13, no Company nor Subsidiary is a party to or bound by any written or oral (i) material agreement or understanding not made in the ordinary course of its business, (ii) contract for personal services not terminable at will without liability to any Company or Subsidiary, (iii) continuing contract for the future purchase of materials, supplies, machinery or other equipment in excess of the requirements of its business now booked or of normal operating requirements, (iv) sales agency agreement or advertising contract, (v) contract or commitment for capital expenditures in excess of $250,000 in the aggregate; (vi) contract or agreement with any director or officer (or similar position) of Platinum, any Company or any Subsidiary or any immediate family member of any director or officer (or similar position) of Platinum, any Company or any Subsidiary; (vii) agreement pursuant to which any Company or any Subsidiary has the right or obligation to resell or distribute products of a third party; (viii) loan, credit or financing agreement, including all agreements for any commitments for future loans, credit or financing; or (ix) guarantee or suretyship agreement.
     4.22 Environmental Matters
          No Company nor any Subsidiary has used, generated, stored or disposed of any Hazardous Materials on any property owned, occupied or leased by the Company or any Subsidiary. To the knowledge of Platinum, no Hazardous Materials have been used, generated, stored or disposed of by any previous owner or other third party on any property owned, occupied or leased by any Company or any Subsidiary. “Hazardous Materials” includes hazardous waste, hazardous substances, toxic substances and related materials, including all materials and substances regulated by the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Federal Safe Drinking Water Act, the Federal Air Pollution Control Act, the Oil Pollution Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Atomic Energy Act, the Occupational Safety and Health Act, each as amended, and any regulations promulgated thereunder or any other applicable federal, state or local environmental law, statute, rule, regulation or ordinance.
     4.23 Banks, Officers and Powers of Attorney
          Schedule 4.23 lists (i) all banks (with account numbers) in which any Company or Subsidiary has an account or safe deposit box and the names of all persons authorized to draw thereon or have access thereto, (ii) the names of all incumbent directors or officers (or similar positions) of any Company or Subsidiary and (iii) the names of all persons holding powers of attorney from any Company or Subsidiary and the purpose therefor.
     4.24 Certain Business Relationships With Affiliates
          As of the Closing, neither Platinum nor any Affiliate of Platinum will (i) own any property or right, tangible or intangible, which is used in the Voice/Network Services Business or

(ii) have any claim or cause of action against any Company or any Subsidiary, other than amounts due and payable in the ordinary course of business, or (iii) owe any money to or be owed any money by any Company or any Subsidiary. All agreements, arrangements or understandings between Platinum and its Affiliates, on the one hand, and any Company or Subsidiary, on the other hand, related to the Voice/Network Services Business existing on the date of this Agreement are described in Schedule 4.24.
     4.25 Questionable Payments
          Neither Platinum nor any Company or Subsidiary nor, to the knowledge of Platinum, any of their respective directors, officers, persons holding similar positions to directors or officers, agents, employees or any other person or entity acting on behalf of Platinum, any Company or Subsidiary has, on behalf of any Company or Subsidiary or in connection with the Voice/Network Services Business: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from corporate funds, (iii) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (iv) made any false or fictitious entries on the books of account of any Company or Subsidiary for the purpose of disguising any unlawful contributions, gifts, expenses or payments, or (v) made or received any bribe, payoff, influence payment, kickback or other unlawful payment.
     4.26 Government Contracts
          Except as set forth on Schedule 4.26:
          (a) Each Company and Subsidiary has complied in all material respects with all statutory and regulatory requirements with respect to each Government Contract awarded to it and each bid, quotation or proposal submitted by it to any government or any agency thereof or any prospective prime contractor or subcontractor to any government or any agency thereof.
          (b) Each Company and Subsidiary has complied in all material respects with each certification it has executed, acknowledged or set forth with respect to each Government Contract awarded to it and each bid it has submitted to any government or any agency thereof or any prospective prime contractor or subcontractor to any government or any agency thereof.
          (c) Each Company and Subsidiary has complied in all material respects with all clauses, provisions and requirements incorporated expressly, by reference or by operation of law in its Government Contracts, including, but not limited to, the “industrial funding fee” clause and the “price reductions” clause.
          (d) All certifications, representations or disclosure statements submitted by any Company or Subsidiary with respect to any Government Contract were accurate as of the date of submission, and were properly updated to the extent required by law, regulation or contract.

          (e) No Company or Subsidiary is currently debarred or suspended from doing business with any government or any agency thereof, nor has it otherwise been declared ineligible for government business. Neither Platinum nor any Company or Subsidiary has knowledge of any circumstances that would be reasonably expected to warrant the institution of debarment or suspension or ineligibility proceedings against any Company or Subsidiary in the future.
          (f) No government or government agency or any prime contractor or subcontractor to any government or any agency thereof has withheld or setoff, or attempted to withhold or setoff, monies due to any Company or Subsidiary under any of its Government Contracts.
          (g) Neither Platinum nor any Company or Subsidiary has knowledge of any irregularities, misstatements or omissions relating to any of the Government Contracts or any of its bids, quotations or proposals, past or present, that have led to or have a reasonable likelihood of leading to (i) any administrative, civil or criminal investigation or indictment of any Company or Subsidiary, (ii) the recoupment of any payments previously made to any Company or Subsidiary or (iii) the assessment of any penalties or damages of any kind against any Company or Subsidiary, arising out of such irregularities, misstatements or omissions.
          (h) There exist (A) no outstanding claims against any Company or Subsidiary either by any government or government agency or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract, other than amounts due and payable in the ordinary course of business; and (B) no facts which are known to Platinum, any Company or any Subsidiary upon which such a claim reasonably may be based in the future.
          (i) No Company or Subsidiary is undergoing or has undergone any audit of its compliance with any Government Contract, including, but not limited to, the compliance with the “industrial funding fee” and/or “price reductions” clauses, and it has no knowledge of any anticipated audits in the future, arising under or relating to any Government Contract, other than customary audits and reviews.
     4.27 Disclosure
          No representation or warranty by Platinum in this Agreement or any Schedule or Exhibit, or any statement, list or certificate furnished or to be furnished by Platinum pursuant to this Agreement, or in connection with these transactions, contains any untrue statement of a material fact, or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

5. REPRESENTATIONS AND WARRANTIES OF BLACK BOX
          As an inducement to Platinum to enter into this Agreement and to consummate the transactions contemplated hereby, Black Box represents and warrants to Platinum as hereafter set forth in this Article 5, and acknowledges that Platinum is relying upon such representations and warranties contained in this Article 5 as being true and correct.
     5.1 Authority
          Black Box is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own or lease all of its assets and to carry on its business as now conducted. Black Box has full corporate power and authority to enter into this Agreement, to consummate the transactions contemplated hereby and to comply with the terms, conditions and provisions hereof applicable to it. This Agreement has been duly authorized, executed and delivered by Black Box and is, and each other agreement or instrument of Black Box contemplated hereby (collectively, the “Black Box Agreements”) will be, the legal, valid and binding agreement of Black Box, enforceable against Black Box in accordance with its terms. Neither the execution and delivery of this Agreement or of any of the Black Box Agreements, nor the consummation of the transactions contemplated hereby or thereby will conflict with or result in any violation of or constitute a default under any term of the Organizational Documents of Black Box or any material agreement, mortgage, debt instrument, indenture, judgment, decree, order, award, law or regulation by which Black Box is bound.
     5.2 Broker or Finder
          Neither Black Box nor any party acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of these transactions.
     5.3 Litigation
          There is no action, suit or proceeding pending or threatened which questions the legality or propriety of the transactions contemplated by this Agreement.
     5.4 Financing
          At Closing, Black Box will have sufficient funds to pay the Purchase Price, including the amount of the Escrow Funds.
     5.5 Disclosure
          No representation or warranty by Black Box in this Agreement or any Schedule or Exhibit, or any statement, list or certificate furnished or to be furnished by Black Box pursuant to this Agreement, or in connection with these transactions contains any untrue statement of a material fact, or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

6. CERTAIN COVENANTS OF THE PARTIES
     6.1 Access and Investigation
          (a) During the period from the date hereof through the Closing Date (the “Pre-Closing Period”), Platinum shall cause Seller, each Company and each Subsidiary to (i) provide Black Box and its representatives with reasonable access to the representatives, personnel, assets books, records, Tax Returns, work papers and other documents and information relating to any Company, any Subsidiary, the Voice/Network Services Business, the Interests or the Assets, (ii) provide Black Box and its representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to any Company, any Subsidiary, the Voice/Network Services Business, the Interests or the Assets, and with such additional financial, operating and other data and information regarding any Company or Subsidiary and their financial condition, as Black Box may reasonably request and (iii) cooperate with Black Box in its reasonable investigation of any Company, any Subsidiary, the Voice/Network Services Business, the Interests or the Assets.
          (b) During the Pre-Closing Period, Platinum shall give prompt written notice to Black Box if it becomes aware of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (iii) the occurrence of an event or circumstance that could be reasonably expected to make the timely satisfaction of any of the conditions set forth in Article 7 impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect and (iv) the commencement of any litigation or proceeding against Seller, any Company, any Subsidiary, the Voice/Network Services Business or the Assets.
          (c) During the Pre-Closing Period, Black Box shall give prompt written notice to Platinum if it becomes aware of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (iii) the occurrence of an event or circumstance that could be reasonably expected to make the timely satisfaction of any of the conditions set forth in Article 8 impossible or unlikely or that (A) would materially impair the ability of Black Box to perform or observe its obligations under this Agreement or (B) affects the legality, binding affect, validity or enforceability of this Agreement.
     6.2 Operation of the Business
          Unless Black Box shall otherwise agree in writing and except as expressly contemplated by this Agreement, during the Pre-Closing Period, Platinum shall cause each Company and each Subsidiary to conduct its businesses in the ordinary course and consistent with past practice and shall cause each Company and each Subsidiary to use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its employees and to maintain its relationships with all persons with whom it does business. Without limiting the generality of the foregoing, Platinum shall take such action as necessary to ensure that no Company or Subsidiary will:

          (a) amend or propose to amend its Organizational Documents;
          (b) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any interests in or shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any interests in or shares of, the membership or partnership interests or capital stock or other securities of any Company or any Subsidiary, including, but not limited to, any securities convertible into or exchangeable for any interests in or shares of, the membership or partnership interests or capital stock or other securities of any Company or any Subsidiary;
          (c) (i) create, incur or assume any indebtedness for borrowed money, (ii) refinance existing obligations on terms that are less favorable to any Company or any Subsidiary than the existing terms; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any Person; (iv) make any capital expenditures in excess of $250,000, (v) make any loans, advances or capital contributions to, or investments in, any other Person (other than to another Company or to a Subsidiary and customary travel, relocation or business advances to employees); (vi) acquire the stock or assets of, or merge or consolidate with, any other person; (vii) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) except for liabilities and obligations under contracts entered into in the ordinary course of business; or (vii) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any Assets, real, personal or mixed, that are material to the Companies and Subsidiaries taken as a whole;
          (d) increase the compensation of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change-in-control, collective-bargaining, bonus or other incentive compensation, profit-sharing, health or other welfare, stock-option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any owner, shareholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of this Agreement, other than as required by law and increases in the salaries or wages of present employees (other than executives, officers and directors) in the ordinary course of business and consistent with past practice, provided, however, that NXO may amend its Executive Deferred Compensation Plan and take any and all other action required to cause the account balances for any persons covered thereby who will not be employees of a Company or a Subsidiary after the Closing to be transferred to a Platinum deferred compensation plan in accordance with all applicable legal requirements;
          (e) make or rescind any material Tax election or settle or compromise any material Tax liability of any Company or of any Subsidiary;

          (f) (i) commence any legal proceeding or settle any legal proceeding other than the Active Litigation, or (ii) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations either (A) reflected or reserved against in the Financial Statements or (B) in the ordinary course of business;
          (g) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an acquisition or disposition of any Company, any Subsidiary or any of the Assets;
          (h) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Black Box;
          (i) enter into any agreement, understanding or commitment that restrains, limits or impedes, in any material respect, the ability of any Company or any Subsidiary to compete with or conduct any business or line of business;
          (j) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of any Company or any Subsidiary generally;
          (k) take any action that could be reasonably expected to result in any of the conditions set forth in Articles 7 or 8 not being satisfied;
          (l) take any action that could reasonably be expected to require any Company or any Subsidiary to become obligated to pay any severance due to a change-in-control or similar provision in any contract; or
          (m) bid, make any proposal to obtain, agree, commit or execute any contract to perform or to provide any product or service in connection with the E-Rate Program.
     The Company shall, and the Company shall cause each Subsidiary to, use its reasonable best efforts to comply in all respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the permits necessary for, or otherwise material to, such business.
     6.3 No Solicitation
          Until such time, if any, as this Agreement is terminated pursuant to Article 10, Platinum will not, and will cause each Company and Subsidiary and their respective representatives not to, directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to, consider the merits of any unsolicited inquiries or proposals from any person (other than Black Box) or enter into any letter of intent (whether or not legally binding) agreement relating to any transaction involving the sale of any Company, any Subsidiary, the Voice/Network Services Business or the Interests, nor any of the Assets (other than in the ordinary course of business consistent with past practice) nor any membership or partnership interests or capital stock of Seller, any Company or Subsidiary, or involving any merger, consolidation, business combination or similar transaction involving any Company or any Subsidiary.
     6.4 Additional Agreements
          Each of Platinum and Black Box shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Platinum and Black Box shall each (i) make all filings and give all notices required to be made and given by it in connection with the transactions contemplated by this Agreement, (ii) use commercially reasonable efforts to obtain each consent required to be obtained (pursuant to any applicable law or contract, or otherwise) by it in connection with the transactions contemplated by this Agreement, (iii) use commercially reasonable efforts to satisfy each of the conditions set forth in Articles 7 and 8 and (iv) use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the transactions contemplated by this Agreement. Each party shall promptly deliver to the other party a copy of each such filing made, each such notice given and each such consent obtained by such party during the Pre-Closing Period.
     6.5 Press Releases
          Platinum and Black Box will consult with each other as to the form and substance of any press release or other public disclosure regarding the transactions contemplated hereby, and no party will make any press release or other public disclosure without the prior written consent of the other party, which consent shall not be unreasonably withheld; provided, however, that either party may make any public disclosure which it, with advice of counsel, deems reasonably necessary to comply with laws applicable to it; and provided further, that any party may make further additional press releases or announcements or issue tombstones to the extent the information contained therein with respect to the transactions contemplated by this Agreement is consistent with and limited to information that was contained in any prior press release or other public disclosure approved by the other party.
     6.6 Bonds
          (a) Schedule 4.20 identifies all bonds which Platinum may cancel as of the Closing Date. Platinum will coordinate with Black Box with respect to all bonds that Platinum will cancel so that Black Box may provide substitute bonds in replacement thereof.
          (b) Platinum shall take all commercially reasonable steps to obtain a release of Platinum from all issued and outstanding performance bonds, surety bonds, performance guarantees, letters of credit and similar arrangements listed in Schedule 4.20. Black Box shall take all commercially reasonable steps to assist Platinum in obtaining releases of the performance bonds, surety bonds, performance guarantees, letters of credit and similar arrangements listed in Schedule 4.20.

          (c) With respect to those the letters of credit identified on Schedule 6.6(c), Black Box will use its commercially reasonable efforts to replace such letters of credit within sixty (60) days of the Closing. If Black Box is unable to do so, it will make arrangements with Wells Fargo to replace the collateral or obligation supporting those letters of credit so that such collateral or obligation no longer consists of assets or obligations of Platinum or any Affiliate of Platinum.
     6.7 Employee Benefits
          (a) Black Box acknowledges that, effective as of the Closing, the employee benefits currently provided to the Current Employees pursuant to the Platinum Level Benefit Plans and Platinum Level Other Benefit Obligations shall terminate (except as otherwise required by applicable law). From and after the Closing Date, Black Box shall be responsible for post-Closing employee benefits to the Current Employees either under one or more employee benefit plans or Other Benefit Obligations offered by Black Box or an Affiliate of Black Box or shall establish new employee benefit plans or new Other Benefit Obligations for such employees (any such plans, a “Black Box Sponsored Plan” and any such Other Benefit Obligations, a “Black Box Other Benefit Obligation”). Black Box and Platinum shall work together and cooperate to take all such action as may be necessary to ensure that the Current Employees are enrolled in each Black Box Sponsored Plan and are eligible to receive each Black Box Other Benefit Obligation effective as of the Closing Date.
          (b) To the extent required by applicable law or the Collective Bargaining Agreements, the Black Box Sponsored Plans and the Black Box Other Benefit Obligations shall (i) treat all Current Employees as having satisfied any waiting period and evidence of insurability requirement, (ii) waive with respect to all Current Employees any pre-existing condition exclusion and actively-at-work requirements, (iii) give all Current Employees credit for amounts paid under the corresponding Platinum Level Benefit Plan or Platinum Level Other Benefit Obligation for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the successor or replacement Black Box Sponsored Plan or Black Box Other Benefit Obligation, and (iv) give all Current Employees credit for prior service with any Company or any Subsidiary prior to the Closing for eligibility and vesting purposes but not benefit accrual (except as required by the Code or ERISA with respect to the NextiraOne Pension Plan (as defined below) or as otherwise required by a Collective Bargaining Agreement or any applicable law), to the extent such service was credited for such purposes under the corresponding Platinum Level Benefit Plan or Platinum Level Other Benefit Obligation.
          (c) Effective as of the Closing Date, all Current Employees shall cease to participate in the Platinum Equity 401(k) Plan and the Platinum Equity Union 401(k) Plan. As soon as is reasonably practicable following the Closing Date, and, in any event, within 90 days following the Closing Date, Platinum shall cause the trustee of the Platinum 401(k) Plan and the Platinum Equity Union 401(k) Plan to transfer account balances related to the Current Employees (including any outstanding loans) from the Platinum 401(k) Plan and the Platinum Equity Union 401(k) Plan to a 401(k) plan or plans sponsored by Black Box or an affiliate of Black Box (collectively, the “Black Box 401(k) Plan”) in accordance with the requirements of

Sections 411(d)(6) and 414(l) of the Code and all other applicable legal requirements. Such transfers shall be made in cash, except that any promissory notes evidencing participant loans shall be transferred in kind. As of the transfer date, the Black Box 401(k) Plan will have sole liability for the payment of benefits accrued by all Current Employees under the Platinum Equity 401(k) Plan and the Platinum Equity Union 401(k) Plan and transferred in respect of such Current Employees. Following the Closing, Platinum and Black Box shall take all steps necessary or appropriate so that the account balances (if any) and liabilities of each Current Employee under the flexible spending account plans (including any dependent care spending account plan and medical care spending account plan) sponsored by Platinum will be transferred from such accounts to the corresponding flexible spending account plan of Black Box or an Affiliate.
          (d) To the extent required by any Collective Bargaining Agreement, Black Box will cause the appropriate Company or Subsidiary to re-affirm its continuing compliance with, such Collective Bargaining Agreement and agree to be bound by all of the terms and conditions thereof.
          (e) The parties acknowledge that certain accruals for salary and bonuses, vacation pay, paid time off and other similar obligations will be included in the liabilities taken into account in computing the Actual Equity Book Value as of the Closing Date. Black Box shall honor any obligations to Current Employees reflected by such accruals. Platinum shall provide COBRA continuation coverage for all Former Employees with respect to qualifying events that occur prior to the Closing. Black Box shall provide COBRA continuation coverage for all Current Employees with respect to qualifying events that occur after the Closing.
          (f) Each employee of any Company or any Company Subsidiary who is on long term disability leave immediately prior to the Closing shall continue to be covered by the long term disability plan sponsored by Platinum as of the date hereof. Black Box shall ensure that each Company and each Subsidiary continues to provide short term disability benefits (i.e., salary continuation) to all Current Employees on short-term disability as of the Closing Date. Platinum shall give all notices and take any other steps required to ensure that its long term disability insurance plan will cover any Current Employees who are receiving short-term disability benefits as of the Closing Date and become eligible for long term disability benefits based on the disability for which they are receiving short-term disability as of the Closing Date without returning to work after the Closing Date.
          (g) Platinum shall be responsible for, and shall indemnify Black Box, the Companies and the Subsidiaries and their Affiliates from and against, any and all liabilities or obligations to any Former Employee, except to the extent accrued for in determining Actual Equity Book Value. Black Box shall be responsible after the Closing for, and shall indemnify Platinum, Seller and their Affiliates from and against, any and all liabilities or obligations to any Current Employee who is terminated by any Company or any Subsidiary after the Closing other than with respect to the liabilities or obligations identified on Schedule 6.7(g).
          (h) Effective as of the Closing Date, Black Box or one of its Affiliates will assume sponsorship of the Pension Plan for Bargaining Unit Employees of NextiraOne, LLC (the

“NextiraOne Pension Plan”) and all assets, obligations and liabilities, if any, thereunder (including all related insurance contracts or trust agreements).
          (i) If not accomplished by Platinum prior to the Closing Date, as soon as administratively practicable following the Closing Date and as specifically directed by Platinum, Black Box shall direct the trustee of the trust under the NextiraOne Pension Plan to transfer from the NextiraOne Pension Plan trust, an amount in cash equal to the assets allocated to Seller’s pension obligations for the former participants of the NextiraOne Pension Plan whose employment was transferred to United Asset Coverage, Inc. in connection with the sale of assets from NXO to United Asset Coverage, Inc. in June 2005.
     6.8 Certain Workers Compensation Matters
          Platinum shall use commercially reasonable efforts to obtain written confirmation reasonably satisfactory to Black Box that the Companies and Subsidiaries are entitled to the benefit of a $1,000,000 “stop loss” insurance policy with respect to the workers’ compensation claims listed in Attachment I.9 to Exhibit I. If Platinum is not able to obtain such confirmation prior to the Closing Date, Escrow Account F of the Special Escrow Agreement will be funded with a portion of the Purchase Price in accordance with the terms of Section 6 of Agreement Regarding Escrows. If Platinum is able to obtain such confirmation prior to the Closing Date, Escrow Account F of the Special Escrow Agreement will not be funded with a portion of the Purchase Price and the provisions relating to Escrow F in the Agreement Regarding Escrows and the Special Escrow Agreement will be deleted prior to execution.
     6.9 Certain Filings
          Black Box and Platinum shall work together and cooperate to take all such action as may be necessary to timely file the Form 10 or any other necessary filing with the PBGC regarding the transactions contemplated hereby within 30 days after Closing.
     6.10 Release of Liens and Certain Other Pre-Closing Matters.
          Platinum shall use commercially reasonable efforts to obtain a release of each Lien listed on Schedule 4.7 under the caption “Liens to be Released.” If Platinum is not able to obtain the release of any such Lien prior to Closing, Platinum shall continue to use commercially reasonably efforts to obtain a release of such lien after the Closing until such Liens are released. No later than two (2) business days prior to the Closing Date, Platinum shall provide to Black Box evidence reasonably satisfactory to Black Box that (i) all Liens on all Company Intellectual Property registered with the United States Patent and Trademark Office have been released and (ii) all documents have been executed and all necessary filings have been made with the United States Patent and Trademark Office to reflect the correct name and ownership of all patents listed on Schedule 4.15(c).

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF BLACK BOX
          On or prior to the Closing Date, Platinum will have satisfied or caused to be satisfied each of the following conditions, unless waived in writing by Black Box:
     7.1 Representations and Warranties
          The representations and warranties of Platinum in Article 4 of this Agreement shall be true and correct in all respects as of the Closing Date, except where the failure of any such representations to be true and correct would not, in the aggregate, reasonably be anticipated to have a Material Adverse Effect.
     7.2 Performance of Covenants
          Platinum shall have duly performed in all material respects all of the covenants and obligations in this Agreement that are required to be performed by it prior to the Closing.
     7.3 Completion of Reorganization
          Platinum shall have completed the Reorganization in accordance with Section 2.1.
     7.4 Requisite Consents
          The third party consents listed in Schedule 7.4 shall have been obtained, and such consents will be in form and substance satisfactory to Black Box and valid and enforceable on the Closing Date.
     7.5 Assignment of Certain Domain Names.
          The subsidiaries of NextiraOne Europe Holdings B.V. shall have transferred and assigned to NXO all of their respective right, title and interest in and to the domain names set forth under Item 1 of Schedule 4.15(a). NextiraOne Mexico, S.A. de C.V. shall have transferred and assigned to NXO all of its respective right, title and interest in and to the domain name set forth under Item 2 on Schedule 4.15(a).
     7.6 Plea Agreement
          Under a cover letter from Platinum or its counsel dated the date of this Agreement, Platinum shall have delivered or shall have caused to be delivered to Black Box the current drafts of that certain Plea Agreement between the United States of America and NextiraOne, LLC (the “Plea Agreement”) and that certain Settlement Agreement between the United States of America and NextiraOne, LLC (the “Civil Settlement Agreement”) relating to certain alleged civil claims from the conduct discussed in the Plea Agreement.
          All parties shall have executed the Plea Agreement and Civil Settlement Agreement. The sentencing pursuant to the Plea Agreement between the United States of America and NextiraOne, LLC shall have occurred as recommended in all respects, material or otherwise, by the United States in Paragraph 10 of the Plea Agreement. All amounts required to be paid under the Plea Agreement, Civil Settlement Agreement and the Settlement Agreement and Release between NextiraOne, LLC and the Oglala Nation Education Coalition dated as of December 9, 2005 (the “ONEC Settlement Agreement”) shall have been paid within 5 days of the execution of the Plea Agreement.
     7.7 Documents, Certificates and Other Items
          Platinum will have delivered or caused to be delivered to Black Box:
          (a) instruments of transfer for each of the Interests duly executed by Seller in favor of Purchaser;
          (b) resignations and releases of liability from all of the officers and directors (or persons holding similar positions) of each Company and Subsidiary;
          (c) minute books, member and partnership interests and stock records and transfer books, seal and other records of each Company and Subsidiary;
          (d) a Transition Services Agreement in the form of Exhibit C hereto (the “Transition Services Agreement”) duly executed by Platinum;
          (e) (i) a current Certificate of Good Standing (long form, where available) for each Company and Subsidiary issued by the Secretary of State of the state of organization or incorporation of such Company or Subsidiary and (ii) a current Certificate of Good Standing for each Company and Subsidiary issued by the Secretary of State for the states listed opposite the name of such Company or Subsidiary on Schedule 4.1(a) or Schedule 4.1(b), as the case may be, evidencing the corporate standing in such state of such Company or Subsidiary, provided, however, that no Certificate of Good Standing shall be required for NextiraOne Canada ULC from the province of Ontario);
          (f) the General Escrow Agreement, the Special Escrow Agreement and the Agreement Regarding Escrows substantially in the form of Exhibit E hereto (the “Agreement Regarding Escrows”), duly executed by Platinum;
          (g) a certificate of non-foreign status in form and substance reasonably acceptable to Black Box and duly executed by Platinum, as contemplated under Section 1.445-2(b)(2) of the Treasury Regulations promulgated under the Code, certifying that Platinum or such other person as specified by such section of such Treasury Regulations is not a foreign person; and
          (h) all other documents and instruments reasonably requested by Black Box in connection with the transactions contemplated by this Agreement; provided that neither Platinum nor its counsel shall be required to provide a legal opinion in connection herewith.

     7.8 No Restraint or Litigation
          No action, suit or proceeding will be pending by any third party (excluding Black Box or any Affiliate of Black Box) or governmental or regulatory agency to restrain, prohibit or otherwise challenge the legality or validity of the transactions contemplated by this Agreement. No significant customer or supplier of the Voice/Network Services Business and no governmental or regulatory agency shall have threatened in writing any action, suit or proceeding that could reasonably be expected to restrain, prohibit or otherwise challenge the legality or validity of the transactions contemplated by this Agreement.
     7.9 Suspension or Debarment
          No Company or Subsidiary shall be currently debarred or suspended from doing business with any government or any agency thereof, nor shall it otherwise been declared ineligible for government business, nor shall any Company or Subsidiary have received any notice of any potential suspension or debarment. A Petition for Waiver requesting that the Federal Communications Commission agree not to debar NXO from the E-Rate Program and not to suspend NXO from the E-Rate Program pending a final decision on the Petition for Waiver shall have been filed with the Federal Communications Commission and the Federal Communications Commission shall not have indicated that it is likely that a Company or Subsidiary will be suspended or debarred from the E-Rate Program.
     7.10 E-Rate
          No lawsuits, claims, suits, proceedings or investigations shall be pending or threatened against any Company or Subsidiary regarding any aspect of the E-Rate Program.
     7.11 Trademark Agreement
          NXO shall have entered into trademark license agreements in the forms attached hereto as Exhibit G and Exhibit H.
8. CONDITIONS PRECEDENT TO OBLIGATIONS OF PLATINUM
          On or prior to the Closing Date, Black Box will have satisfied each of the following conditions unless waived in writing by Platinum:
     8.1 Representations and Warranties
          The representations and warranties of Black Box shall be true and correct in all respects as of the Closing Date, except where the failure of any such representations to be true and correct would not, in the aggregate, (a) materially impair the ability of Black Box to perform or observe its obligations under this Agreement or (b) affect the legality, binding affect, validity or enforceability of this Agreement.

     8.2 Performance of Covenants
          Black Box shall have duly performed in all material respects all of the covenants and obligations in this Agreement that are required to be performed by it prior to the Closing.
     8.3 Delivery of Purchase Price
          Black Box shall have delivered the payments provided for in Section 3.3.
     8.4 Documents, Certificates and Other Items
          Black Box will have delivered the following to Platinum:
          (a) the Transition Services Agreement, duly executed by Black Box;
          (b) the General Escrow Agreement, the Special Escrow Agreement and the Agreement Regarding Escrows, duly executed by Black Box;
          (c) a current Certificate of Good Standing issued by the Secretary of State of the State of Delaware evidencing Black Box’s corporate standing in Delaware; and
          (d) all other documents and instruments reasonably requested by Platinum in connection with the transactions contemplated by this Agreement, provided that neither Black Box nor its counsel shall be required to provide a legal opinion in connection herewith.
     8.5 No Restraint or Litigation
          No action, suit or proceeding will be pending by any third-party (excluding Platinum or any Affiliate of Platinum) or governmental or regulatory agency to restrain, prohibit or otherwise challenge the legality or validity of the transactions contemplated by this Agreement. No significant customer or supplier of the Voice/Network Services Business and no governmental or regulatory agency shall have threatened in writing any action, suit or proceeding that could reasonably be expected to restrain, prohibit or otherwise challenge the legality or validity of the transactions contemplated by this Agreement.
9. INDEMNIFICATION
     9.1 Indemnification
          (a) Platinum shall indemnify, hold harmless, defend and bear all costs of defending Black Box and other Affiliates of Black Box including, from and after the Closing, the Companies and the Subsidiaries, together with their respective past, present and future employees, directors, shareholders, attorneys, successors and assigns (collectively, the “Black Box Indemnified Parties”), from, against and with respect to any and all Losses arising out of or in connection with (but in each case only if and to the extent that any such Losses are not accrued in connection with the determination of the Actual Equity Book Value as of the Closing Date):

               (i) any breaches of any representations or warranties made by or on behalf of Platinum in this Agreement or any Schedule attached hereto or any certificates required to be delivered pursuant hereto;
               (ii) any breaches of or violation of or nonperformance by Platinum of any of its covenants or agreements contained in this Agreement or in any Schedule attached hereto or any certificates required to be delivered pursuant hereto;
               (iii) fees and expenses of persons engaged by Platinum or Seller or persons engaged by any Company or any Subsidiary prior to Closing in connection with the execution of this Agreement or consummation of the transactions contemplated hereby;
               (iv) the matters set forth in any letter from Ronald A. Katz, Ronald A. Katz Technology Licensing, L.P., Leon Stambler or counsel for any of the foregoing to any Company or Subsidiary or to any customer or former customer of any Company or Subsidiary that has been received by Platinum, a Company or a Subsidiary or a customer of a Company or a Subsidiary on or prior to the Closing Date;
               (v) the Unacquired Businesses or the transactions by which the Unacquired Businesses are transferred to Seller;
               (vi) any reductions in workforce occurring on or prior to the Closing, including any severance obligations related thereto;
               (vii) any change in control payments to be paid to any Company Employee arising from or as a direct result of the consummation of the transactions contemplated by this Agreement or any payments paid or to be paid (whether or not required) to any Company Employee resulting from the transaction with United Asset Coverage, Inc., in each case arising out of agreements or arrangements in place prior to the Closing Date;
               (viii) other than the bonus plans listed on Schedule 9.1(a)(viii) hereto, any payments of bonuses required to be paid at any time to any employee or former employee of any Company or any Subsidiary pursuant to any bonus plan or obligation (whether written or oral) which exists as of the Closing Date;
               (ix) the Targeted Savings Bonus Plan (the documents of which are identified in Schedule 4.13(a));
               (x) any liability or obligation under the Purchase Agreement dated as of August 3, 1998 between Platinum Equity Holdings, LLC and Racal Electronics, Plc. to make Royalty Payments (as defined in such Purchase Agreement);
               (xi) the Active Litigation (which shall not include any dispute or action relating to the last matter listed on Schedule 4.16(b));
               (xii) the Sale and Purchase Agreement by and among Williams Communications, LLC, Williams Learning Network, Inc., Williams Communications Solutions,

LLC, Platinum Equity, LLC, WCS Acquisition Corporation and WCS Acquisition LLC dated as of January 29, 2001, as amended, including all exhibits and schedules thereto and the Ancillary Agreements (as such term is defined therein);
               (xiii) the CIT/CSC Agreements, excluding any liability arising out of the failure of any Company or Subsidiary to perform its obligations thereunder after the Closing Date;
               (xiv) the Sony/CIT Agreements, excluding any liability arising out of the failure of any Company or Subsidiary to perform its obligations thereunder after the Closing Date;
               (xv) termination of the Preferred Vendor Agreement pursuant to the second sentence of Article 11 of the Preferred Vendor Agreement, but excluding any Losses resulting from any other action or any failure to take any action (including any decision not to terminate the Preferred Vendor Agreement) by any of the Companies or the Subsidiaries in relation to the Preferred Vendor Agreement after the Closing;
               (xvi) the UAC Agreements other than the Preferred Vendor Agreement, but excluding any Losses resulting from any action or failure to act by NXO after the Closing in breach or contravention of any of its obligations under Sections 2.5, 5.5(b), except for the first parenthetical in 5.5(b), the second sentence of 5.5(c), 5.5(d), 5.7, 5.9, 5.12, 5.13, 5.17 and 12.6 of the UAC Purchase Agreement;
               (xvii) the Plea Agreement, Civil Settlement Agreement and ONEC Settlement Agreement;
               (xviii) the failure to provide updated summary plan description and/or summary of material modification documents to participants in the Pension Plan for Bargaining Unit Employees of NextiraOne, LLC;
               (xix) any late or incomplete Forms 5500 filings for the Pension Plan for Bargaining Unit Employees of NextiraOne, LLC that were required to be filed prior to the Closing Date;
               (xx) the failure to satisfy as of the Closing Date the minimum funding standards under the Pension Plan for Bargaining Unit Employees of NextiraOne, LLC due to late and/or insufficient employer contributions for any contributions required to be made on or prior to the Closing Date, including any fines or penalties resulting therefrom or from any failure to report same to the PBGC on a timely basis;
               (xxi) any inaccuracy in the census data concerning current and former employees who have accrued benefits under the Pension Plan for Bargaining Unit Employees of NextiraOne, LLC;
               (xxii) the activity to be undertaken by Black Box after the Closing pursuant to Section 6.7(i);

               (xxiii) the Wiltel Communications Systems, Inc. Profit Sharing Plan for Collectively Bargained Employees (Local 6390) and the Williams Communications, LLC Supplemental Retirement Plan;
               (xxiv) lawsuits, claims, suits, proceedings or investigations, threatened or actual, against Platinum, Seller, any Company, any Subsidiary, Black Box or other Affiliates of Black Box, or any past, present or future employee of any Company, any Subsidiary, Black Box or other Affiliate of Black Box related to any activity of any Company or any Subsidiary prior to the Closing Date regarding the E-Rate Program;
               (xxv) any breach occurring prior to the Closing by Platinum or any Company or Subsidiary under the Shared Technologies Agreements;
               (xxvi) any obligation on the part of any Company or any Subsidiary to pay any of the amounts identified on Schedule 9.1(a)(xxvi);
               (xxvii) any excise penalty for any late quarterly contributions to the Pension Plan for Bargained Employees of NextiraOne, LLC prior to the Closing Date; and
               (xxviii) any default under any sublease of real estate listed on Schedule 9.5(a), but only if and only to the extent that there is no offset of such Losses against a payment due to Platinum from Escrow Account G pursuant to the Agreement Regarding Escrows.
          (b) Black Box shall indemnify, hold harmless, defend and bear all costs of defending Platinum and Seller, together with their Affiliates and their respective past, present and future employees, directors, shareholders, attorneys, successors and assigns (collectively, the “Platinum Indemnified Parties”), from, against and with respect to any and all Losses arising out of or in connection with:
               (i) any breaches of any representations or warranties made by or on behalf of Black Box in this Agreement or in any Schedule attached hereto or any certificate required to be delivered pursuant hereto;
               (ii) any breaches of or violation of or nonperformance by Black Box of any of its covenants or agreements in this Agreement or in any Schedule attached hereto or any certificate required to be delivered pursuant hereto;
               (iii) claims of any Current Employee that such Current Employee was “constructively terminated” as a result of actions or omissions of any Company or any Subsidiary after the Closing;
               (iv) fees and expenses of persons engaged by Black Box or any Affiliate of Black Box in connection with the execution of this Agreement or consummation of the transactions contemplated hereby;
               (v) Losses resulting from any action or any failure to take any action by any of the Companies or the Subsidiaries in relation to the Preferred Vendor Agreement after the Closing other than the termination of the Preferred Vendor Agreement pursuant to the second sentence of Article 11 thereof;

               (vi) Losses resulting from any action or failure to act by NXO after the Closing in breach or contravention of any of its obligations under Sections 2.5, 5.5(b), except for the first parenthetical in 5.5(b), the second sentence of 5.5(c), 5.5(d), 5.7, 5.9, 5.12, 5.13, 5.17 and 12.6 of the UAC Purchase Agreement; and
               (vii) the business activities of any Company or any Subsidiary after the Closing, other than Losses arising out of or in connection with any breach, violation or nonperformance for which Platinum is required to indemnify the Black Box Indemnified Parties pursuant to Section 9.1(a).
          (c) Subject to the limitations set forth in this Section 9.1(c), Platinum shall, at all times, have full and exclusive authority and responsibility to assume and control the defense and settlement of any actions, suits or proceedings related to claims or actions, threatened or actual, against Platinum, Black Box, any Company, any Subsidiary or any Affiliate of Platinum, Black Box, any Company or any Subsidiary related to the Active Litigation. Platinum shall keep Black Box and its counsel reasonably informed regarding such matters and Black Box, and its counsel, at Black Box’s cost and expense, shall be entitled to participate in such matters. Platinum shall pay, or cause to be paid, and indemnify Seller, the Companies and the Subsidiaries from any costs of defense and any amounts to be paid in connection with the Active Litigation, including pursuant to any judgment or settlement related thereto, except to the extent accrued as a liability in connection with the determination of the Actual Equity Book Value as of the Closing Date. Notwithstanding the foregoing, if Black Box determines in good faith that Platinum is not diligently conducting the defense of any matter or that there is a reasonable probability that any matter may materially and adversely affect it or its Affiliates other than as a result of monetary damages for which Platinum would be obligated to indemnify Black Box under this Agreement, Black Box may, by notice to Platinum, assume the exclusive right to defend, compromise or settle such proceeding, and Platinum will be liable for the costs of such defense and for any determination of a proceeding so defended; provided, however, that Platinum shall not be liable for any compromise or settlement effected without its consent (which consent may not be unreasonably withheld or delayed, taking all relevant considerations into account in determining whether any such consent has been unreasonably withheld or delayed). Subject to the provisions of the letter agreement referred to in the penultimate sentence of Section 9.2(b), Black Box shall, at all times, have full and exclusive authority and responsibility to assume and control the defense and settlement of any actions, suits or proceedings related to claims or actions, threatened or actual, against Black Box, any Company, any Subsidiary or other Affiliates of Black Box related to any activity prior to the Closing Date of any Company or Subsidiary regarding the E-Rate Program.
     9.2 Notice of Claims
          (a) If either party believes that it has a direct claim against the other party for any breach or violation of, or nonperformance by, the other party of any of its representations, warranties or covenants contained in this Agreement or in any Schedule attached hereto or any certificate required to be delivered pursuant hereto, such claiming party shall give written notice of such claim to the other party as promptly as practicable after it becomes aware of such claim, which notice shall state, with reasonable specification, the alleged basis for the claim and the amount of the claim. The parties shall attempt to resolve any such direct claims through good faith negotiations between them. If Black Box and Platinum are unable to resolve any such claim within 60 days (or such longer period as they may mutually agree), then either party may commence arbitration proceedings in accordance with the provisions of Section 11.3.
          (b) Notwithstanding anything herein to the contrary, to the extent commercially feasible, prior to any payment by Black Box under any of the matters referred to in Sections 9.1(a)(iii), through Section 9.1(a)(xxvii), as applicable, Black Box shall provide to Platinum a written notice detailing the amount of such proposed payment and a copy or description of the plan or agreement (whether oral or written) pursuant to which such request for payment has been made. To the extent that Platinum responds in a commercially reasonable and timely manner to such request, Platinum shall have the option, but not the obligation, to make such payment on behalf of Black Box. To the extent that neither Platinum nor Black Box makes such payment, any third-party claim for such payment shall be governed by the provisions of Section 9.2(c) hereto. In addition to the foregoing, the parties shall cooperate as set forth in that certain letter agreement dated the date of this Agreement with respect to any claims or potential claims with respect to the matters identified therein. This Section 9.2(b) shall have no effect on the indemnification rights and responsibilities of the parties set forth in this Agreement except to the extent that a party can show that a breach of this Section 9.2(b) has resulted in actual harm.
          (c) If any claim (other than a claim for which Section 9.1(b) or Section 9.1(d) applies) is made by or against a party hereto (the “Claiming Party”) against or by a third party which, if sustained, would give rise to a liability of the other party hereto (the “Indemnifying Party”), the Claiming Party will promptly cause notice of the claim to be delivered to the Indemnifying Party and will afford the Indemnifying Party and its counsel, at the Indemnifying Party’s sole expense, the opportunity to defend or settle the claim (and the Indemnifying Party and its counsel will have the obligation to keep the Claiming Party reasonably informed of matters regarding such claim and the Claiming Party will have the right to participate in the defense or settlement of such claim at its sole expense); provided, however, that notwithstanding the foregoing, if the Claiming Party determines in good faith that there is a reasonable probability that a matter may adversely affect it or its Affiliates other than as a result of monetary damages for which the Indemnifying Party would be obligated to indemnify the Claiming Party under this Agreement, the Claiming Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such proceeding, and the Indemnifying Party will be liable for the costs of such defense and for any determination of a proceeding so defended, but the Indemnifying Party will not be liable for any compromise or settlement effected without its consent (which consent may not be unreasonably (in light of its obligations under this Agreement) withheld or delayed). Any notice of a claim will state, with reasonable specification, the alleged basis for the claim and the amount of liability asserted by or against the Indemnifying Party by reason of the claim. If such notice is not given, it will not release the Indemnifying Party, in whole or in part, from its obligations under this Article 9, except to the extent that the Indemnifying Party’s ability to defend against such claim is actually prejudiced thereby. Notwithstanding the foregoing, in the event such notice is not given, the Indemnifying Party will not be liable for any costs incurred by or compromise or settlement reached by the Claiming Party without the Indemnifying Party’s prior written consent. Alternatively, if notice is given and the Indemnifying Party fails to notify the Claiming Party in writing within ten (10) days thereof that the Indemnifying Party is assuming the defense of the claim, the claim may be defended by the Claiming Party without the consent of the Indemnifying Party and the Indemnifying Party will be liable for the costs of such defense and associated with any such compromise or settlement and shall remain liable under this Article 9. In no event will the Indemnifying Party be liable for any such compromise or settlement effected without the Indemnifying Party’s consent, unless such consent is unreasonably withheld or delayed (in light of the Indemnifying Party’s obligations under this Agreement).
     9.3 Survival of Indemnity Obligations
          (a) The rights of Black Box and Platinum to assert indemnification claims will survive the Closing Date and for breaches of representations and warranties pursuant to Section 9.1(a)(i) or 9.1(b)(i) will expire on the second anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 4.3 (Ownership of Interests), Section 4.5 (Authority of Platinum and Seller), Section 4.7 (Title to Property), Section 4.12 (Tax Returns) and Section 4.18 (Broker or Finder) will expire on the date on which the running of the statute of limitations with respect to any such claim will bar the assessment and collection of such claim.
          (b) Notwithstanding the provisions of Section 9.1(a), Platinum shall not be obligated to indemnify the Black Box Indemnified Parties pursuant to Section 9.1(a)(i): (i) unless and until the Losses under Section 9.1(a)(i) exceed Three Hundred and Eleven Thousand Dollars ($311,000), and then only as to the amount in excess of such amount; or (ii) from and after the time that Platinum has paid Losses under Section 9.1(a)(i) in an aggregate amount in excess of Twenty-Two Million Dollars ($22,000,000); provided, however, that the foregoing limitations shall not apply to Losses arising from breaches of the representations or warranties contained in Section 4.3 (Ownership of Interests), Section 4.5 (Authority of Platinum and Seller), Section 4.7 (Title to Property), Section 4.12 (Tax Returns) and Section 4.18 (Broker or Finder).
          (c) Notwithstanding the provisions of Section 9.1(b), Black Box shall not be obligated to indemnify the Platinum Indemnified Parties pursuant to Section 9.1(b)(i): (i) unless and until the Losses under Section 9.1(b)(i) exceed Three Hundred and Eleven Thousand Dollars ($311,000), and then only as to the amount in excess of such amount; or (ii) from and after the time that Black Box has paid Losses under Section 9.1(b)(i) in an aggregate amount in excess of Twenty-Two Million Dollars ($22,000,000); provided, however, that the foregoing limitations shall not apply to Losses arising from breaches of the representations or warranties contained in Section 5.1 (Authority) and Section 5.2 (Broker or Finder).
          (d) Notwithstanding anything to the contrary contained in this Agreement, none of the limitations on Platinum’s liability to the Black Box Indemnified Parties contained in this Agreement shall apply to claims against Platinum for fraud or intentional misrepresentation and none of the limitations on Black Box’s liability to the Platinum Indemnified Parties contained in this Agreement shall apply to claims against Black Box for fraud or intentional misrepresentation.

     9.4 Escrow Agreements.
          (a) On the Closing Date, Black Box will deposit the General Escrow Funds with the Escrow Agent to be held in an escrow account (the “General Escrow Account”) in accordance with the terms of the Escrow Agreement for the purpose of providing Black Box with a nonexclusive source of funds to meet Platinum’s indemnification obligations to the Black Box Indemnified Parties under Section 9.1(a). The General Escrow Account shall be one source, but not the sole source, of recovery by any Black Box Indemnified Party for any Losses.
          (b) Not later than one (1) business day prior to the Closing Date, Platinum and Black Box shall determine (i) the UAC A/R Amount, as such term is defined in the Agreement Regarding Escrows, (ii) the CSC Payment Obligation Amount, as such term is defined in the Agreement Regarding Escrows, (iii) the A/P Clearing Amount, as such term is defined in the Agreement Regarding Escrows, and (iv) the Insurance Differential, as such term is defined in the Agreement Regarding Escrows, but only to the extent Escrow Fund F is required to be funded pursuant to Section 6.8 of this Agreement. (The sum of such amounts, plus the amounts to be deposited into Escrow Accounts A, C and G pursuant to the Agreement Regarding Escrows, is referred to as the “Special Escrow Funds.”). On the Closing Date, Black Box will deposit the Special Escrow Funds with the Escrow Agent to be held in escrow in accordance with the terms of the Special Escrow Agreement and the Agreement Regarding Escrows.
          (c) Prior to the Closing, Platinum and Black Box shall agree upon investment instructions to be included in the General Escrow Agreement and the Special Escrow Agreement that are acceptable to the Escrow Agent, it being understood that such instructions will (i) grant the broadest range of investment options acceptable to the Escrow Agent (including investments in mutual funds and publicly traded equity securities) with respect to the funds held under the General Escrow Agreement and with respect to the funds held in Escrow Account A (the Litigation Escrow), Escrow Account D (the CSC/CIT Escrow), Escrow Account F (if used) (the Workers’ Comp Escrow) and Escrow Account G (the Real Estate Escrow) under the Special Escrow Agreement and (ii) be limited to cash and cash equivalent investments for the funds deposited held in Escrow Account B (the UAC A/R Escrow), Escrow Account C (the Deposits and Credits Escrow) and Escrow Account E (the A/P Clearing Escrow) under the Special Escrow Agreement. For those accounts in which funds may be invested in other than cash and cash equivalents, the parties shall agree to provisions regarding the replenishment of funds to refund the escrow to its original amount in the event of investment losses of 20% or more of the original amount placed in such escrow account, net of any payments out of such escrow account, measured quarterly.
     9.5 Settlement Regarding Certain Computations.
          (a) The parties acknowledge and agree that the Purchase Price was negotiated based in party on the assumption that the computations set forth on Schedule 9.5(a) attached hereto (relating to certain projections concerning net real estate expenses of the Companies and the Subsidiaries) were accurate. If it is determined following the Closing that such computations were inaccurate, the parties shall make such payments as may be appropriate to correct such errors (i.e., the amounts set forth in Schedule 9.5(a) shall be recomputed correcting the inaccuracy and an appropriate payment to put the parties in the same position in which they would have been had the computation been correct when originally made).
          (b) The parties acknowledge and agree that the Purchase Price was negotiated based in part on the assumption that the payments to be made by the Companies and the Subsidiaries on or after the Closing Date under any retention agreement or arrangement with employees or former employees of the Companies and the Subsidiaries entered into on or prior to the Closing) will be as set forth on Schedule 9.5(b). If the actual payments made under such agreements and arrangements are greater than the aggregate amount shown on Schedule 9.5(b), Platinum shall promptly reimburse Black Box for such excess payments and, if the actual payments made under such agreements and arrangements are less than the aggregate amount shown on Schedule 9.5(b), Black Box shall promptly pay such difference to Platinum.
          (c) The parties acknowledge and agree that the Purchase Price was negotiated based in part on the assumption that, if NXO were to elect to terminate the Preferred Provider Agreement pursuant to Article 11 thereof, it will be obligated to pay an amount no greater than the amount accrued with respect thereto in determining the Actual Equity Book Value as of the Closing Date. If Black Box elects to cause NXO to terminate the Preferred Provider Agreement pursuant to Article 11 thereof and NXO is required to pay more than such accrued amount (other than pursuant to a settlement or compromise entered into without Platinum’s consent), Platinum shall promptly reimburse Black Box for such excess amount. If, in such event, NXO is only required to pay an amount less than such accrued amount, Black Box shall promptly pay such difference to Platinum.
10. TERMINATION
     10.1 Termination
          This Agreement may be terminated prior to the Closing Date by action of the party or parties effecting such termination for any reason provided below:
          (a) by mutual written consent of Platinum and Black Box;
          (b) by either Platinum or Black Box if a court of competent jurisdiction or other government or governmental agency shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing or making the Closing illegal; provided, however, that in the case of a restraining order, injunction or other order, each of the parties shall have used its reasonable best efforts to prevent the entry of any such restraining order, injunction or other order and to appeal as promptly as possible any restraining order, injunction or other order that may be entered;

          (c) by either Platinum or Black Box, if the Closing shall not have occurred on or prior to the close of business on May 15, 2006; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(c) if such party is then in breach of this Agreement;
          (d) by Black Box, if Platinum shall not have performed and complied with each covenant or agreement contained in the Agreement and required to be performed or complied with by it, or if any of the representations and warranties of Platinum set forth in the Agreement shall not be true and correct, as of the date of this Agreement or as of a date subsequent to the date of this Agreement as if made on such subsequent date (except as to any representation or warranty that speaks as of a specific date, in which case such representation or warranty must be untrue as of such date) and if such inaccuracy or breach, if uncured, would give rise to the failure of a condition set forth in Article 7 to be satisfied; provided, however, if such inaccuracy or breach is curable by Platinum, then Black Box may not terminate the Agreement under this Section 10.1(e) with respect to a particular inaccuracy or breach prior to or during the ten (10) business day period commencing upon delivery by Black Box of written notice to Platinum of such inaccuracy or breach, so long as Platinum continues to exercise its reasonable best efforts to cure such inaccuracy or breach during such ten (10) business day period; or
          (e) by Platinum, if Black Box shall not have performed and complied with each covenant or agreement contained in the Agreement and required to be performed or complied with by it, or if any of the representations and warranties of Black Box set forth in the Agreement shall not be true and correct, as of the date of this Agreement or as of a date subsequent to the date of this Agreement as if made on such subsequent date (except as to any representation or warranty that speaks as of a specific date, in which case such representation or warranty must be untrue as of such date) and if such inaccuracy or breach, if uncured, would give rise to the failure of a condition set forth in Article 8 to be satisfied; provided, however, if such inaccuracy or breach is curable by Black Box, then Platinum may not terminate the Agreement under this Section 10.1(d) with respect to a particular inaccuracy or breach prior to or during the ten (10) business day period commencing upon delivery by Platinum of written notice to Black Box of such inaccuracy or breach, so long as Black Box continues to exercise its reasonable best efforts to cure such inaccuracy or breach during such ten (10) business day period.
     10.2 Effect of Termination
          If this Agreement is terminated as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 10.2 and Article 11 and the Nondisclosure Agreement shall survive the termination of this Agreement and shall remain in full force and effect and (ii) the termination of this Agreement shall not relieve any party from any liability for fraud or from any liability for any breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement giving rise to such termination.

11. GENERAL PROVISIONS
     11.1 Survival of Obligations
          Platinum and Black Box acknowledge that the representations, warranties, covenants and agreements of the parties contained in this Agreement form an integral part of the consideration given to Black Box in exchange for the Purchase Price and to Platinum in exchange for the Interests, without which Black Box and Platinum would be unwilling to effect the transactions contemplated hereby. Both parties also agree that they may rely solely on the representations and warranties contained herein and in any Exhibit or Schedule attached hereto or any document required to be delivered pursuant hereto and that neither party will have or be subject to any liability or indemnification obligation to the other party or any other person on the basis of any other statements or information provided by such person, whether orally or in writing, except for fraud or intentional misrepresentation. Each party hereby represents and warrants to the other party that, as of the date hereof, such party is not aware of any inaccuracy in the representations or warranties of the other party hereto; provided, however, that the party asserting as a defense to a breach of a representation or warranty that the non-breaching party had actual knowledge of the inaccuracy of such representation or warranty as of the date hereof shall have the burden of proving such defense.
     11.2 Transfer Charges and Taxes
          Black Box will pay all stamp, sales, income, realty transfer or other taxes (federal, state or local) imposed by law and all third-party transfer charges in respect of any and all transfers pursuant to this Agreement.
     11.3 Arbitration
          (a) Agreement to Arbitrate. Except as otherwise provided in Section 3.4, any controversy or claim arising out of or relating to this Agreement or the breach thereof will be settled by arbitration in Wilmington, Delaware, in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “AAA”). This arbitration clause is to be interpreted to the broadest extent allowable by law. Any dispute as to whether a valid agreement to arbitrate has been made in the first instance and whether certain disputes are arbitrable shall be submitted to the arbitrators.
          (b) Convenience. The parties hereby waive any challenges to this chosen forum, including, but not limited to, challenges based on expense, location of witnesses or location of evidence.
          (c) Procedure. Pre-arbitration discovery shall be provided pursuant to the provisions of the Federal Rules of Civil Procedure. Unless modified by the consent of the parties, the arbitration will proceed upon the following schedule: (i) within thirty (30) days from the service of a notice of demand for arbitration, the parties will select a single AAA arbitrator; (ii) within twenty (20) days after selection of the arbitrator, the parties will conduct a pre-arbitration conference at which a schedule of pre-arbitration discovery will be set, all pre-

arbitration motions scheduled and any other necessary pre-arbitration procedural matters decided; (iii) all discovery will be completed within forty-five (45) days following the pre-arbitration conference; (iv) all pre-arbitration motions will be filed and briefed so that they may be heard no later than thirty (30) days following the discovery cut-off; (v) the arbitration will be scheduled to commence no later than twenty (20) days after the decision on all pre-arbitration motions, but in any event no later than one hundred (100) days following the service of the demand for arbitration; and (vi) the arbitrator will agree to hear the claim on successive days and will render his or her written decision within fifteen (15) days following the completion of the hearing. Such arbitration will be final and binding on Black Box and Platinum, no appeals may be taken therefrom and judgment upon any award rendered may be entered in any court having jurisdiction therefor.
          (d) Arbitration Expenses. The parties agree that each will pay their own costs and expenses incurred in connection with any arbitration pursuant to this Section 11.3, including the fees, expenses and disbursements of their respective counsel, accountants, experts and advisers, and shall share equally the costs of any arbitration, including the fees and expenses of any arbitrator. The parties further agree that no award of attorneys’ fees or other costs in favor of the prevailing party shall be made.
     11.4 Governing Law
          This Agreement, including all Schedules hereto or any certificate required to be delivered pursuant hereto, and all disputes among the parties under this Agreement will be governed by, and construed and enforced in accordance with and decided pursuant to, the laws of the State of Delaware (and in accordance with federal law interpreting the Federal Arbitration Act where applicable), without regard to any jurisdiction’s conflicts or choice of law provisions.
     11.5 Notices
          All notices or other communications required or permitted hereunder will be in writing and will be deemed given or delivered when delivered personally, by registered or certified mail, by legible facsimile transmission or by overnight courier (fees prepaid) addressed as follows:

If to Black Box or, after the Closing, to any Company or Subsidiary, to:	With a copy to:

Black Box Corporation	Buchanan Ingersoll PC
1000 Park Drive	One Oxford Centre, 301 Grant Street
Lawrence, PA 15055	Pittsburgh, PA 15219
Attn: Mr. Fred C. Young,	Attn: Ronald Basso, Esquire
Chief Executive Officer	Telecopy: 412-562-1041
Telecopy: 724-873-6608

and

Christopher H. Gebhardt, Esq.
General Counsel
Telecopy: 724-873-6725

If to Platinum or Seller, to:	With a copy to:

c/o Platinum Equity, LLC	Bingham McCutchen LLP
360 North Crescent Drive	600 Anton Boulevard, Suite 1800
Beverly Hills, CA 90210	Costa Mesa, CA 92626
Attn: Eva M. Kalawski, Esq.	Attn: James W. Loss, Esq.
Telecopy: 310 - 712-1863	Telecopy: 714 - 830-0726
or to such address as such party may indicate by a notice delivered to the other parties. Notice will be deemed received the same day (when delivered personally or when sent by facsimile transmission with evidence of delivery), five (5) days after mailing (when sent by registered or certified mail) and the next business day (when delivered by overnight courier). Any party to this Agreement may change its address to which all communications and notices may be sent by addressing notices of such change in the manner provided.
     11.6 Tax Matters
          (a) Platinum shall prepare or cause to be filed all Tax Returns for each Company and for each Subsidiary for all Tax periods ending on or before the Closing Date, and shall deliver copies of such Tax Returns to Black Box simultaneously as they are filed. Black Box shall prepare or cause to be prepared and filed all Tax Returns for each Company and Subsidiary for tax periods ending after the Closing Date. To the extent any such Tax Return also includes a period prior to the Closing Date, Black Box shall permit Platinum to review and comment on such Return to the extent such Return affects Platinum’s obligation to pay any Taxes.
          (b) Unless already included in the determination of the Actual Equity Book Value as of the Closing Date, all Taxes levied upon any of the Companies or Subsidiaries for any taxable period that includes the Closing Date and ends after the Closing Date, whether imposed or assessed before, on or after the Closing Date, shall be prorated between Platinum and Black Box as of 11:59 p.m. (Eastern time) on the Closing Date. If any Taxes subject to proration are paid by Black Box, on the one hand, or Platinum, on the other hand, the proportionate amount of such Taxes paid (or in the event a refund of any portion of such Taxes previously paid is received, such refund) shall be paid promptly by (or to) the other party after the payment of such Taxes (or promptly following the receipt of any such refund).
          (c) After the Closing Date, Platinum shall make reasonably available to Black Box, and Black Box shall make reasonably available to Platinum, all information, records or documents within their possession or control relating to liabilities for Taxes or potential liabilities for Taxes of any Company or Subsidiary or Platinum or Seller with respect to pre-Closing Tax periods, and shall preserve all such information, records and documents until the expiration of any applicable statute of limitations or extensions thereof. Platinum shall afford Black Box, each Company and each Subsidiary, and Black Box shall, and shall cause each Company and each Subsidiary to afford Platinum, the right to take extracts therefrom and to make copies thereof to the extent reasonably necessary to permit the requesting party to prepare Tax Returns and to conduct negotiations with Taxing authorities. Platinum and Black Box shall cause each Company and each Subsidiary to cooperate in all other respects with each other as is reasonably necessary for Black Box, each Company, each Subsidiary or Platinum to prepare such Tax Returns and conduct any such negotiations.
          (d) After Closing, Black Box shall cause the Companies and the Subsidiaries to pay to Platinum or Seller any refund, overpayment or credit (including any interest paid or credited with respect thereto) of Taxes of the Companies and the Subsidiaries attributable to Tax periods (or portions thereof) ending on or prior to the Closing Date to the extent such refund is not included in determining the Actual Equity Book Value as of the Closing Date.
     11.7 Assignment
          This Agreement may not be assigned by any party without the prior written consent of the other parties; provided, however, that Black Box shall have the right to assign its right to purchase any or all of the Interests to one or more entities directly or indirectly wholly-owned by Black Box and in such case Black Box shall remain liable under this Agreement.
     11.8 Entire Agreement; Amendments
          This Agreement along with the Schedules and Exhibits attached hereto and the documents and instruments delivered in connection herewith is an integrated document, contains the entire agreement between the parties and wholly cancels, terminates and supersedes any and all previous and/or contemporaneous oral agreements, negotiations, commitments and writings of the parties with respect to such subject matter excepting only the confidentiality provisions of the Nondisclosure Agreement which shall survive the execution of this Agreement. No change, modification, extension, termination, notice of termination, discharge, abandonment or waiver of this Agreement, or any Schedule or Exhibit hereto, or any document or instrument delivered in connection herewith, or any of its provisions, nor any representation, promise or condition relating hereto or thereto, will be binding upon any party unless made in writing and signed by such party.
     11.9 Interpretation
          Article titles and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of any of the provisions of this Agreement. All references to Sections and subsections contained in this Agreement refer to the Sections and subsections of this Agreement. All references to Schedules or Exhibits contained in this Agreement are references to the Schedules or Exhibits described on the list immediately following the signature page hereto. All references to the words “include” or “including” mean “including without limitation.” Any and all Schedules attached to this Agreement and any certificate required to be delivered pursuant hereto are incorporated by reference as though fully set forth at the point referred to in this Agreement. The “Background” portion of this Agreement is an integral part of this Agreement. There will be no presumption against any party on the ground that such party was responsible for preparing this Agreement or any part of it. Any representation or warranty of a party based upon “knowledge” or similar words will include actual knowledge and, with respect to knowledge of Platinum, includes any officer or director (or person holding similar positions) of Platinum, any Company or any Subsidiary. All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.
     11.10 Specific Performance
          The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States located in the State of Delaware, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.
     11.11 Waivers
          Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof, but any such waiver must be in writing and must comply with the notice provisions contained in Section 11.5. The failure of any party to enforce at any time any provision of this Agreement will not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part of it or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement will be held to constitute a waiver of any other or subsequent breach.
     11.12 Expenses
          If the transactions contemplated by this Agreement are not consummated, Black Box and Platinum will each pay their own costs and expenses incurred in connection with such transactions, including the fees, expenses and disbursements of their respective counsel, accountants and financial advisors. If the transactions contemplated by this Agreement are consummated, no Company or Subsidiary shall be required to pay after the Closing any costs or expenses incurred by Platinum, the Company or any Subsidiary prior to the Closing in connection with such transactions, including the fees, expenses and disbursements of their counsel, accountants and financial advisors, unless, and then only to the extent that, such costs and expenses are included in the determination of the Actual Equity Book Value as of the Closing Date.

     11.13 Partial Invalidity
          Wherever possible, each provision will be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of these provisions will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein, unless the deletion of such provision or provisions would result in such a material change as to cause the completion of these transactions to be unreasonable.
     11.14 Further Assurances
          From time to time following the Closing Date and without further consideration (i) Platinum will immediately deliver, or cause to be delivered, to Black Box any cash or other property that Platinum, Seller or any of their Affiliates may receive in respect of receivables relating to the business and operations of the Voice/Network Services Business (whether attributable to periods before or after the Closing Date), (ii) Black Box will immediately deliver, or cause to be delivered to Seller any cash or other property that Black Box, the Companies or any of their Affiliates may receive in respect of receivables relating to the business and operations of the Unacquired Businesses (whether attributable to periods before or after the Closing Date) and (iii) each party will, at the request of the other party, execute and deliver to the other party such other instruments of conveyance and transfer as a party may reasonably request or as may be otherwise necessary to effect the transactions contemplated hereby. In the case of any agreement, contract, lease, easement or other commitment which is included in the Assets but which cannot be subject to a change in control without the consent of a third-party, whose consent has not been obtained prior to Closing, Platinum will cooperate with Black Box at Black Box’s request in trying to promptly obtain such consent.
     11.15 Counterparts
          This Agreement may be executed in one or more counterparts, each of which will be considered an original instrument and all of which together will be considered one and the same agreement, and will become effective when counterparts, which together contain the signatures of each party, will have been delivered to Black Box and Platinum. Delivery of executed signature pages by facsimile transmission will constitute effective and binding execution and delivery of this Agreement.
     11.16 Third-Party Beneficiaries
          This Agreement will not confer any rights or remedies upon any person other than the parties to this Agreement and their respective successors and permitted assigns.
[signatures follow]

          IN WITNESS WHEREOF, the parties have caused this Interest Purchase Agreement to be executed as of the date first written above.

BLACK BOX CORPORATION

By:	/s/ Fred C. Young

Name:	Fred C. Young

Title:	Chief Executive Officer

PLATINUM EQUITY, LLC

By:	/s/ Eva M. Kalawski

Name:	Eva M. Kalawski

Executive Vice President
Title:	General Counsel & Secretary

[Signature Page]

List of Exhibits

Exhibit A	Form of General Escrow Agreement
Exhibit B	Form of Special Escrow Agreement
Exhibit C	Form of Transition Services Agreement
Exhibit D	[Intentionally Omitted]
Exhibit E	Form of Agreement Regarding Escrows
Exhibit F	[Intentionally Omitted]
Exhibit G	Form of Trademark Agreement (Europe)
Exhibit H	Form of Trademark Agreement (Mexico)
Exhibit I	Equity Book Value as of the Closing Date
List of Schedules

Schedule 2.1(ii)	The Unacquired Businesses
Schedule 2.1(iii)	Intercompany Payables to be Retained in the Reorganization
Schedule 2.1(iv)	Intercompany Receivables to be Retained in the Reorganization
Schedule 4.1(a)	Jurisdictions in Which Certain Companies are Qualified
Schedule 4.1(a)	Jurisdictions in Which NXO CA is Qualified
Schedule 4.1(c)	The Subsidiaries
Schedule 4.1(d)	Name Changes; Mergers; Acquisitions
Schedule 4.3(a)	Current Ownership of the Interests and the Subsidiaries
Schedule 4.3(b)	Ownership of the Subsidiaries After the Reorganization
Schedule 4.4	Fictitious Business Names
Schedule 4.5	Consents
Schedule 4.6	Real Property Leases
Schedule 4.7	Title to Properties/Permitted Liens/Liens to be Released
Schedule 4.8(a)	Compliance With Law
Schedule 4.8(b)	Litigation
Schedule 4.9(a)	Owned and Leased Vehicles
Schedule 4.9(c)	Insurance Policies
Schedule 4.10(a)	Financial Statements
Schedule 4.10(b)	Certain Liabilities
Schedule 4.10(c)	Revenue Outside U.S. and Canada
Schedule 4.11	Absence of Certain Changes
Schedule 4.12(a)	Tax Returns
Schedule 4.12(c)(i)	Pending Tax Audits
Schedule 4.12(c)(ii)	Federal Income Tax Audits
Schedule 4.12(c)(iii)	Statute of Limitations
Schedule 4.12(c)(iv)	Proposed Adjustments
Schedule 4.13(a)	Agreements with Employees
Schedule 4.13(b)	Exceptions to Employee Lists
Schedule 4.14(a)	Benefit Plans
Schedule 4.14(b)	Withdrawal Liability

Schedule 4.14(d)	Benefit Plans Exceptions
Schedule 4.14(e)	Benefit Plans Exceptions
Schedule 4.15(a)	Intellectual Property
Schedule 4.15(b)	Licensed Intellectual Property to Third Parties
Schedule 4.15(c)	Registered Company Intellectual Property
Schedule 4.15(d)	Licensed Intellectual Property from Third Parties
Schedule 4.16(a)(i)	Material Contracts
Schedule 4.16(a)(i)	Material Contracts
Schedule 4.16(a)(iii)	Material Contracts
Schedule 4.16(a)(iv)	Material Contracts
Schedule 4.16(a)(v)	Material Contracts
Schedule 4.16(a)(vi)	Material Contracts
Schedule 4.16(a)(vii)	Material Contracts
Schedule 4.16(a)(viii)	Material Contracts
Schedule 4.16(a)(ix)	Material Contracts
Schedule 4.16(b)	Material Contracts
Schedule 4.16(c)	E-Rate Contracts
Schedule 4.17	Customer Lists
Schedule 4.19	Labor Relations
Schedule 4.20	Bonds
Schedule 4.21	Contracts
Schedule 4.23(i)	Bank Account Information
Schedule 4.23(ii)	Banks, Officer and Powers of Attorney
Schedule 4.23(iii)	Banks, Officer and Powers of Attorney
Schedule 4.24	Certain Business Relationships with Affiliates
Schedule 4.26	Government Contracts
Schedule 6.6(c)	Letters of Credit
Schedule 6.7(g)	Employment Related Liabilities to be Retained by Platinum
Schedule 7.4	Requisite Consents
Schedule 9.1(a)(viii)	Bonus Plans
Schedule 9.1(a)(xxvi)	Certain Aged Accounts Payable
Schedule 9.5(a)	Certain Computations Related to Excess Real Estate
Schedule 9.5(b)	Schedule of Retention Bonuses